UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________________________________________
FORM 6-K
___________________________________________________________________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March, 2019
Commission File Number 1-10928
___________________________________________________________________________________
INTERTAPE POLYMER GROUP INC.
___________________________________________________________________________________
9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
___________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: March 13, 2019	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.
Consolidated Financial Statements
December 31, 2018, 2017 and 2016

Management’s Responsibility for Consolidated Financial Statements

The consolidated financial statements of Intertape Polymer Group Inc. (the “Company”) and other financial information are the responsibility of the Company’s management and have been examined and approved by its Board of Directors. These consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and include some amounts that are based on management’s best estimates and judgments. The selection of accounting principles and methods is management’s responsibility.
Management is responsible for the design, establishment and maintenance of appropriate internal control and procedures over financial reporting, to ensure that financial statements for external purposes are fairly presented in conformity with IFRS. Pursuant to these internal controls and procedures, processes have been designed to ensure that the Company’s transactions are properly authorized, the Company’s assets are safeguarded against unauthorized or improper use, and the Company’s transactions are properly recorded and reported to permit the preparation of the Company’s consolidated financial statements in conformity with IFRS.
Management recognizes its responsibility for conducting the Company’s affairs in a manner to comply with the requirements of applicable laws and for maintaining proper standards of conduct in its activities.
The Audit Committee, all of whose members are independent directors, is involved in the review of the consolidated financial statements and other financial information.
The Audit Committee’s role is to examine the consolidated financial statements and annual report and once approved, recommend that the Board of Directors approve them, examine internal control over financial reporting and information protection systems and all other matters relating to the Company’s accounting and finances. In order to do so, the Audit Committee meets periodically with the external auditor to review its audit plan and discuss the results of its examinations. The Audit Committee is also responsible for recommending the nomination of the external auditor.
The Company’s external independent registered public accounting firm, Raymond Chabot Grant Thornton LLP, was appointed by the Shareholders at the Annual Meeting of Shareholders on June 7, 2018 to conduct the integrated audit of the Company’s consolidated financial statements, and the Company’s internal control over financial reporting. Its reports indicating the scope of its audits and its opinions on the consolidated financial statements and the Company’s internal control over financial reporting follow.
/s/ Gregory A.C. Yull
Gregory A.C. Yull
President and Chief Executive Officer
/s/ Jeffrey Crystal
Jeffrey Crystal
Chief Financial Officer
Sarasota, Florida and Montreal, Quebec
March 12, 2019

Management’s Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting as well as the preparation of consolidated financial statements for external reporting purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.
Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and, even when determined to be effective, can provide only reasonable assurance with respect to consolidated financial statements preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018 based on the criteria established in the “2013 Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment of internal control over financial reporting as of December 31, 2018 did not include the acquisition of 100% of the outstanding equity value in Polyair Inter Pak Inc. (“Polyair”) consummated during fiscal year 2018. Polyair is included in the Company’s consolidated financial statements and represents 18% of total assets as of December 31, 2018 and 5% of revenues for the year then ended.
Subject to the foregoing, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2018 based on those criteria.
The Company’s internal control over financial reporting as of December 31, 2018 has been audited by Raymond Chabot Grant Thornton LLP, the Company’s external independent registered public accounting firm, as stated in its report which follows.
/s/ Gregory A.C. Yull
Gregory A.C. Yull
President and Chief Executive Officer
/s/ Jeffrey Crystal
Jeffrey Crystal
Chief Financial Officer
Sarasota, Florida and Montreal, Quebec
March 12, 2019

Raymond Chabot Grant Thornton LLP
Suite 2000
Report of Independent Registered	National Bank Tower
Public Accounting Firm	600 De La Gauchetière Street West
Montréal, Quebec H3B 4L8

To the Shareholders and Directors of	Telephone: 514-878-2691
Intertape Polymer Group Inc.	Fax: 514-878-2127
www.rcgt.com

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Intertape Polymer Group Inc. (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2018 and 2017, and the results of its consolidated operations and its consolidated cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2018, based on the criteria established in the 2013 Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 12, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 1981.

Montreal, Canada
March 12, 2019
________________________________________________
1 CPA auditor, CA, public accountancy permit No. A121855

Raymond Chabot Grant Thornton LLP
Report of Independent Registered	Suite 2000
Public Accounting Firm on Internal	National Bank Tower
Control over Financial Reporting	600 De La Gauchetière Street West
Montréal, Quebec H3B 4L8

To the Shareholders and Directors of	Telephone: 514-878-2691
Intertape Polymer Group Inc.	Fax: 514-878-2127
www.rcgt.com

Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Intertape Polymer Group Inc. (the “Company”) as of December 31, 2018, based on criteria established in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in the 2013 Internal Control-Integrated Framework issued by COSO.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018 and our report dated March 12, 2019 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting ("Management's Report"). Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Our audit of, and opinion on, the Company’s internal control over financial reporting does not include the internal control over financial reporting of Polyair Inter Pak Inc. (“Polyair”), a wholly owned subsidiary, whose financial statements reflect total assets and revenues constituting 18% and 5%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2018. As indicated in in the accompanying Management’s Report, Polyair was acquired during 2018.

Management’s assertion on the effectiveness of the Company’s internal control over financial reporting excluded internal control over financial reporting of Polyair.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Montreal, Canada
March 12, 2019
________________________________________________
1 CPA auditor, CA, public accountancy permit No. A121855

Intertape Polymer Group Inc.
Consolidated Earnings
Years ended December 31, 2018, 2017 and 2016
(In thousands of US dollars, except per share amounts)

	2018	2017	2016
	$	$	$
Revenue	1,053,019	898,126	808,801
Cost of sales	834,136	696,719	617,314
Gross profit	218,883	201,407	191,487
Selling, general and administrative expenses	122,466	107,592	102,580
Research expenses	12,024	11,601	10,790
	134,490	119,193	113,370
Operating profit before manufacturing facility closures, restructuring and other related charges	84,393	82,214	78,117
Manufacturing facility closures, restructuring and other related charges (Note 4)	7,060	1,359	2,408
Operating profit	77,333	80,855	75,709
Finance costs (income) (Note 3)
Interest	17,072	7,246	4,398
Other expense (income), net	3,810	(3,398)	605
	20,882	3,848	5,003
Earnings before income tax expense	56,451	77,007	70,706
Income tax expense (Note 5)
Current	934	6,635	8,757
Deferred	8,868	6,414	10,812
	9,802	13,049	19,569
Net earnings	46,649	63,958	51,137

Net earnings (loss) attributable to:
Company shareholders	46,753	64,224	51,120
Non-controlling interests	(104)	(266)	17
	46,649	63,958	51,137

Earnings per share attributable to Company shareholders (Note 6)
Basic	0.79	1.09	0.87
Diluted	0.79	1.08	0.85
The accompanying notes are an integral part of the consolidated financial statements and Note 3 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.
Consolidated Comprehensive Income
Years ended December 31, 2018, 2017 and 2016
(In thousands of US dollars)

	2018	2017	2016
	$	$	$
Net earnings	46,649	63,958	51,137
Other comprehensive income (loss)
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 22)	1,433	1,608	136
Reclassification adjustments for amounts recognized in earnings related to interest rate swap agreements (Note 22)	(531)	—	—
Deferred tax benefit due to enactment of US tax reform legislation (Note 5)	—	116	—
Change in cumulative translation adjustments	(153)	4,734	789
Net loss arising from hedge of a net investment in foreign operations (Note 22)	(9,421)	—	—
Items that will be reclassified subsequently to net earnings	(8,672)	6,458	925
Remeasurement of defined benefit liability (2) (Note 18)	2,286	89	201
Deferred tax expense due to enactment of US tax reform legislation (Note 5)	—	(714)	—
Items that will not be reclassified subsequently to net earnings	2,286	(625)	201
Other comprehensive (loss) income	(6,386)	5,833	1,126
Comprehensive income for the year	40,263	69,791	52,263
Comprehensive income (loss) for the year attributable to:
Company shareholders	40,828	69,777	52,353
Non-controlling interests	(565)	14	(90)
	40,263	69,791	52,263

(1)	Presented net of deferred income tax (benefit) expense of ($463) in 2018, $750 in 2017 and $83 in 2016.

(2)	Presented net of deferred income tax expense of $730 in 2018, $213 in 2017, and $66 in 2016.
The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Changes in Equity
Year ended December 31, 2016

(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedges	Total	Deficit	Total equity attributable to Company shareholders	Non- controlling interest	Total equity
		$	$	$	$	$	$	$	$	$
Balance as of December 31, 2015	58,667,535	347,325	23,298	(20,407)	(272)	(20,679)	(133,216)	216,728	—	216,728
Transactions with owners
Exercise of stock options (Note 16)	540,000	1,452						1,452		1,452
Change in excess tax benefit on exercised share-based awards (Note 5)		2,693	(2,693)					—		—
Change in excess tax benefit on outstanding share-based awards (Note 5)			4,302					4,302		4,302
Share-based compensation (Note 16)			5,273					5,273		5,273
Share-based compensation expense credited to capital on options exercised (Note 16)		595	(595)					—		—
Repurchases of common shares (Note 16)	(147,200)	(862)					(835)	(1,697)		(1,697)
Dividends on common shares (Note 16)							(31,694)	(31,694)		(31,694)
	392,800	3,878	6,287				(32,529)	(22,364)		(22,364)
Net earnings							51,120	51,120	17	51,137
Other comprehensive income (loss)
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 22)					136	136		136		136
Remeasurement of defined benefit liability (2) (Note 18)							201	201		201
Change in cumulative translation adjustments				896		896		896	(107)	789
				896	136	1,032	201	1,233	(107)	1,126
Comprehensive income (loss) for the year				896	136	1,032	51,321	52,353	(90)	52,263
Recognition of non-controlling interest put options arising from the acquisition of Powerband (3) (Note 22)							(10,181)	(10,181)		(10,181)
Non-controlling interest arising from the Powerband Acquisition (Note 17)									6,497	6,497
Balance as of December 31, 2016	59,060,335	351,203	29,585	(19,511)	(136)	(19,647)	(124,605)	236,536	6,407	242,943

(1)	Presented net of deferred income tax expense of $83 for the year ended December 31, 2016.

(2)	Presented net of deferred income tax expense of $66 for the year ended December 31, 2016.

(3)
Refers to the acquisition by the Company of 74% of Powerband Industries Private Limited (doing business as "Powerband") on September 16, 2016. On November 16, 2018, the Company acquired the remaining 26% interest in Powerband, such that as of December 31, 2018, the Company owns all of the issued and outstanding common shares of Powerband. Refer to Note 22 for additional information.

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Changes in Equity
Year ended December 31, 2017
(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedges	Total	Deficit		Total equity attributable to Company shareholders	Non- controlling interests	Total equity
		$	$	$	$	$	$		$	$	$
Balance as of December 31, 2016	59,060,335	351,203	29,585	(19,511)	(136)	(19,647)	(124,605)		236,536	6,407	242,943
Transactions with owners
Exercise of stock options (Note 16)	226,875	1,362							1,362		1,362
Change in excess tax benefit on exercised share-based awards (Note 5)		597	(597)						—		—
Change in excess tax benefit on outstanding share-based awards (Note 5)			(3,135)						(3,135)		(3,135)
Share-based compensation (Note 16)			(7,828)				(4,183)	(4)	(12,011)		(12,011)
Share-based compensation expense credited to capital on options exercised (Note 16)		495	(495)						—		—
Repurchases of common shares (Note 16)	(487,300)	(2,898)					(4,553)		(7,451)		(7,451)
Dividends on common shares (Note 16)							(33,030)		(33,030)		(33,030)
	(260,425)	(444)	(12,055)				(41,766)		(54,265)		(54,265)
Net earnings (loss)							64,224		64,224	(266)	63,958
Other comprehensive income (loss)
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 22)					1,608	1,608			1,608		1,608
Remeasurement of defined benefit liability (2) (Note 18)							89		89		89
Deferred tax benefit (expense) due to enactment of US tax reform legislation (Note 5)					116	116	(714)		(598)		(598)
Change in cumulative translation adjustments				4,454		4,454			4,454	280	4,734
				4,454	1,724	6,178	(625)		5,553	280	5,833
Comprehensive income for the year				4,454	1,724	6,178	63,599		69,777	14	69,791
Derecognition of non-controlling interest put options arising from the Powerband Acquisition (Note 22)							8,810		8,810		8,810
Recognition of the call option redemption liability arising from the Powerband Acquisition (Note 22)							(12,725)		(12,725)		(12,725)
Non-controlling interest arising from investment in Capstone (3) (Note 17)										15	15
Capital transactions with non-controlling shareholders of Capstone (Note 17)										153	153
Balance as of December 31, 2017	58,799,910	350,759	17,530	(15,057)	1,588	(13,469)	(106,687)		248,133	6,589	254,722

(1)	Presented net of deferred income tax expense of $750 for the year ended December 31, 2017.

(2)	Presented net of deferred income tax expense of $213 for the year ended December 31, 2017.

(3)
Refers to the purchase by the Company of 99.7% of the shares in Capstone Polyweave Private Limited, a newly-formed enterprise in India (d/b/a "Capstone"), on June 23, 2017. As of December 31, 2018, the Company held a 55% controlling ownership stake in Capstone while the minority shareholders held a 45% non-controlling interest in Capstone. Refer to Note 17 for additional information.

(4)	Presented net of income tax benefit of $1,620 for the year ended December 31, 2017.
The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Changes in Equity
Year ended December 31, 2018
(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedges	Total	Deficit		Total equity attributable to Company shareholders	Non- controlling interests	Total equity
		$	$	$	$	$	$		$	$	$
Balance as of December 31, 2017	58,799,910	350,759	17,530	(15,057)	1,588	(13,469)	(106,687)		248,133	6,589	254,722
Transactions with owners
Exercise of stock options (Note 16)	67,500	618							618		618
Change in excess tax benefit on exercised share-based awards (Note 5)		7	(7)						—		—
Change in excess tax benefit on outstanding share-based awards (Note 5)			(737)						(737)		(737)
Share-based compensation (Note 16)			467				(472)	(4)	(5)		(5)
Share-based compensation expense credited to capital on options exercised (Note 16)		179	(179)						—		—
Repurchases of common shares (Note 16)	(217,100)	(1,296)					(1,263)		(2,559)		(2,559)
Dividends on common shares (Note 16)							(32,943)		(32,943)		(32,943)
	(149,600)	(492)	(456)				(34,678)		(35,626)		(35,626)
Net earnings (loss)							46,753		46,753	(104)	46,649
Other comprehensive income (loss)
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 22)					1,433	1,433			1,433		1,433
Reclassification adjustments for amounts recognized in earnings (Note 22)					(531)	(531)			(531)		(531)
Remeasurement of defined benefit liability (2) (Note 18)							2,286		2,286		2,286
Change in cumulative translation adjustments				308		308			308	(461)	(153)
Net loss arising from hedge of a net investment in foreign operations (Note 22)				(9,421)		(9,421)			(9,421)	—	(9,421)
				(9,113)	902	(8,211)	2,286		(5,925)	(461)	(6,386)
Comprehensive income (loss) for the period				(9,113)	902	(8,211)	49,039		40,828	(565)	40,263
Non-controlling interest arising from investment in Polyair (3) (Note 22)										421	421
Capital transactions with non-controlling shareholders of Capstone (Note 17)										11,102	11,102
Recognition of non-controlling interest put options arising from the Capstone Acquisition (Note 22)							(10,888)		(10,888)		(10,888)
Derecognition of call option redemption liability arising from the Powerband Acquisition (Note 22)							1,434		1,434		1,434
Acquisition of the non-controlling interest of Powerband (Note 22)							5,966		5,966	(5,966)	—
Balance as of December 31, 2018	58,650,310	350,267	17,074	(24,170)	2,490	(21,680)	(95,814)		249,847	11,581	261,428

(1)	Presented net of deferred income tax benefit of $463 for the year ended December 31, 2018.

(2)	Presented net of deferred income tax expense of $730 for the year ended December 31, 2018.

(3)
As part of the acquisition of Polyair Inter Pack Inc. (“Polyair”), on August 3, 2018, the Company indirectly obtained a controlling 50.1% interest in the Polyair subsidiary GPCP Inc. Refer to Note 17 for additional information.

(4)	Presented net of income tax benefit of $126 for the year ended December 31, 2018.
The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Cash Flows
Years ended December 31, 2018, 2017 and 2016
(In thousands of US dollars)

	2018	2017	2016
	$	$	$
OPERATING ACTIVITIES
Net earnings	46,649	63,958	51,137
Adjustments to net earnings
Depreciation and amortization	44,829	36,138	30,978
Income tax expense	9,802	13,049	19,569
Interest expense	17,072	7,246	4,398
Non-cash charges in connection with manufacturing facility closures, restructuring and other related charges	6,136	133	5,204
Impairment of inventories	716	801	1,997
Share-based compensation expense	1,914	3,291	8,201
Pension and other post-retirement expense related to defined benefit plans	2,695	2,730	2,913
Loss (gain) on foreign exchange	1,933	(2,578)	(510)
Other adjustments for non-cash items	928	(1,958)	276
Income taxes paid, net	(1,577)	(6,452)	(7,193)
Contributions to defined benefit plans	(13,802)	(4,143)	(1,268)
Cash flows from operating activities before changes in working capital items	117,295	112,215	115,702
Changes in working capital items
Trade receivables	(9,660)	(6,847)	(8,920)
Inventories	(30,388)	(9,969)	(5,127)
Other current assets	(6,523)	89	451
Accounts payable and accrued liabilities and share-based compensation liabilities, current	19,215	(1,493)	5,304
Provisions	859	(1,863)	725
	(26,497)	(20,083)	(7,567)
Cash flows from operating activities	90,798	92,132	108,135
INVESTING ACTIVITIES
Acquisition of subsidiaries, net of cash acquired	(165,763)	(67,027)	(41,855)
Purchases of property, plant and equipment	(75,781)	(85,312)	(49,972)
Purchase of intangible assets	(1,558)	(1,914)	(88)
Other investing activities	(173)	1,338	66
Cash flows from investing activities	(243,275)	(152,915)	(91,849)
FINANCING ACTIVITIES
Proceeds from borrowings	991,917	257,021	180,604
Repayment of borrowings	(762,622)	(162,107)	(155,630)
Payments of debt issue costs	(7,862)	(683)	(160)
Interest paid	(10,901)	(7,360)	(4,739)
Proceeds from exercise of stock options	618	1,362	1,452
Repurchases of common shares	(2,160)	(7,451)	(1,697)
Dividends paid	(32,776)	(33,199)	(31,365)
Acquisition of non-controlling interest in Powerband through settlement of call option	(9,869)	—	—
Cash outflow from capital transactions with non-controlling interest in Capstone	(2,630)	—	—
Other financing activities	452	154	—
Cash flows from financing activities	164,167	47,737	(11,535)
Net increase (decrease) in cash	11,690	(13,046)	4,751
Effect of foreign exchange differences on cash	(2,132)	1,183	(1,410)
Cash, beginning of year	9,093	20,956	17,615
Cash, end of year	18,651	9,093	20,956

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Balance Sheets
As of
(In thousands of US dollars)

	December 31, 2018	December 31, 2017
	$	$
ASSETS
Current assets
Cash	18,651	9,093
Trade receivables (Note 22)	129,285	106,634
Inventories (Note 7)	190,675	146,804
Other current assets (Note 8)	24,395	16,188
	363,006	278,719
Property, plant and equipment (Note 9)	377,076	313,520
Goodwill (Note 17)	107,714	41,690
Intangible assets (Note 11)	122,389	47,318
Deferred tax assets (Note 5)	25,069	27,627
Other assets (Note 10)	9,586	6,998
Total assets	1,004,840	715,872

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	154,838	104,812
Share-based compensation liabilities, current (Note 16)	5,066	10,265
Call option redemption liability (Note 22)	—	12,725
Provisions, current (Note 14)	2,262	657
Borrowings, current (Note 13)	14,389	14,979
	176,555	143,438
Borrowings, non-current (Note 13)	485,596	264,484
Pension, post-retirement and other long-term employee benefits (Note 18)	14,898	29,298
Share-based compensation liabilities, non-current (Note 16)	4,125	4,984
Non-controlling interest put options (Note 22)	10,499	—
Deferred tax liabilities (Note 5)	42,321	13,769
Provisions, non-current (Note 14)	4,194	3,221
Other liabilities (Note 15)	5,224	1,956
Total liabilities	743,412	461,150
EQUITY
Capital stock (Note 16)	350,267	350,759
Contributed surplus (Note 16)	17,074	17,530
Deficit	(95,814)	(106,687)
Accumulated other comprehensive loss	(21,680)	(13,469)
Total equity attributable to Company shareholders	249,847	248,133
Non-controlling interests	11,581	6,589
Total equity	261,428	254,722
Total liabilities and equity	1,004,840	715,872

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Notes to Consolidated Financial Statements
December 31, 2018
(In US dollars, tabular amounts in thousands, except shares, per share data and as otherwise noted)
1 - GENERAL BUSINESS DESCRIPTION
Intertape Polymer Group Inc. (the “Parent Company”), incorporated under the Canada Business Corporations Act, has its principal administrative offices in Montreal, Québec, Canada and in Sarasota, Florida, USA. The address of the Parent Company’s registered office is 800 Place Victoria, Suite 3700, Montreal, Québec H4Z 1E9, c/o Fasken Martineau DuMoulin LLP. The Parent Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Canada. The principal activities of the Parent Company and its subsidiaries (together referred to as the “Company”) are set out in Note 2.
The Company develops, manufactures and sells a variety of paper-and-film based pressure sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, engineered coated products and complementary packaging systems for industrial and retail use.
Intertape Polymer Group Inc. is the Company’s ultimate parent.
2 - ACCOUNTING POLICIES
Basis of Presentation and Statement of Compliance
The consolidated financial statements present the Company’s consolidated balance sheets as of December 31, 2018 and 2017, as well as its consolidated earnings, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2018. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and are expressed in United States (“US”) dollars.
The consolidated financial statements were authorized for issuance by the Company’s Board of Directors on March 12, 2019.
New Standards adopted as of January 1, 2018
IFRS 15 – Revenue from Contracts with Customers replaces IAS 18 – Revenue, IAS 11 – Construction Contracts and some revenue related interpretations. IFRS 15 established a new control-based revenue recognition model, changed the basis for deciding when revenue is recognized at a point in time or over time, provided new and more detailed guidance on specific topics and expanded and improved disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018 and the Company adopted it as of this date. Management chose the modified retrospective method of adoption, and as a result, the 2017 comparative period has not been restated to conform to the new IFRS 15 requirements. There was no material impact to the Company’s financial statements as a result of adopting IFRS 15. The Company's accounting policy with respect to revenue recognition and additional disclosure relative to IFRS 15 are explained in the accounting policies below.
The Company adopted IFRS 9 (2013) - Financial Instruments effective January 1, 2015. IFRS 9 (2014) - Financial Instruments differs in some regards from IFRS 9 (2013). IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amended the impairment model by introducing a new expected credit loss model for calculating impairment. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exceptions. The Company adopted IFRS 9 (2014) on January 1, 2018 and the new guidance resulted in enhancements to the Company's model that calculates the allowance for doubtful accounts on trade receivables for expected credit losses. There was no material impact to the Company’s financial statements as a result of adopting IFRS 9 (2014) and the 2017 comparative period has not been restated. The Company's accounting policy with respect to the allowance for doubtful accounts on trade receivables for expected credit losses are explained in the accounting policies below.
In the current year, the Company has applied a number of other amendments to IFRS Standards and Interpretations issued by the International Accounting Standards Board (IASB) that are effective for an annual period that begins on or after January 1, 2018. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

New Standards and Interpretations Issued but Not Yet Effective
As of the date of authorization of the Company's financial statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all of the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s financial statements, are detailed as follows:
IFRS 16 - Leases, which will replace IAS 17 - Leases, introduces a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees, as well as new disclosure requirements. It will result in most leases being recognized on the balance sheet by lessees as lease liabilities with a corresponding right-of-use asset. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. The Company will adopt IFRS 16 effective January 1, 2019 (hereafter "the initial application date"). The Company is acting as a lessee for its leases. Management has performed a review of the new guidance as compared to the Company's current accounting policies, including a review of the various practical expedients and other elections available under the new guidance, an analysis of the Company's significant existing leases for treatment under the new guidance and an analysis estimating the potential impact on the financial statements. The Company is using the modified retrospective approach for transition and as a result, the Company's 2018 financial statements will not be restated. Accordingly, the Company will make use of the practical expedient available on transition to IFRS 16 not to reassess whether a contract is or contains a lease and the definition of a lease in accordance with IAS 17 and IFRIC 4 will continue to apply to those leases entered or modified before January 1, 2019. The Company will apply recognition exemptions across its complete portfolio of leased assets for short-term leases and leases of low value items. Furthermore, the Company will use certain relevant practical expedients available under the modified retrospective approach. Specifically, these include (i) applying a single discount rate to a portfolio of leases with reasonably similar characteristics, (ii) relying on the assessment of whether leases are onerous applying IAS 37 Provisions, Contingent Liabilities and Contingent Assets immediately before the date of initial application as an alternative to performing an impairment review, (iii) excluding leases for which the lease term ends within 12 months of the date of initial application, (iv) excluding initial direct costs from the measurement of the right-of-use asset at the date of initial application, and (v) using hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease.
The discount rates are based on market rates as of January 1, 2019 for a BB- rated industrial company issuing debt for maturities ranging from 3 months to 10 years. As of December 31, 2018, the Company has non-cancellable operating lease commitments of $35.5 million. Of these commitments, approximately $2.3 million relate to short-term and low value leases which will be recognized on a straight-line basis as expense in earnings. The adoption of this new guidance will result in changes to the balance sheet, including (i) the recognition of approximately $31.1 million in right-of-use assets included in property, plant and equipment, (ii) the recognition of approximately $31.5 million in lease liabilities included in borrowings, current and non-current, (iii) decrease of approximately $0.1 million in accounts payable and accrued liabilities and (iv) decrease of approximately $0.3 million in other liabilities.
Refer to Note 21 for more information on the Company's operating lease commitments.
Based on the Company's current portfolio of leases, management expects:

•
an increase in cash flows from operating activities and a decrease in cash flows from financing activities, as operating lease payments will be reclassified to financing cash flows as components of interest and lease obligations; and

•
an insignificant change to net earnings, but with reclassification of amounts between costs within operating profit and finance costs as operating lease costs are reclassified into amortization of the right-of-use asset and interest expense on the related lease obligation.

On March 29, 2018, the IASB issued its revised Conceptual Framework for Financial Reporting ("Conceptual Framework"). This replaces the previous version of the Conceptual Framework issued in 2010. The revised Conceptual Framework will be effective on January 1, 2020. Management is currently assessing but has not yet determined the impact of this new standard on the Company’s financial statements.
Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.

Basis of Measurement
The consolidated financial statements have been prepared on the historical cost basis, except for certain financial instruments that are measured at revalued amounts or fair values at the end of each reporting period and the Company’s pension plans, post-retirement plans and other long-term employee benefit plans, as explained in the accounting policies below.
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.
Basis of Consolidation
The consolidated financial statements include the accounts of the Parent Company and all of its subsidiaries. The Parent Company controls a subsidiary if it has power over the investee, is exposed, or has rights, to variable return, from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, subsidiaries acquired or disposed of during the year are reflected in the Company's earnings from the date the Company gains control until the date when the Company ceases to control the subsidiary. Changes in the Company's interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. The carrying amount of the Company's interests and the non‑controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries.
Earnings and each component of other comprehensive income are attributed to the owners of the Company and to the non‑controlling interests. Total comprehensive income of the subsidiaries is attributed to the owners of the Company and to the non‑controlling interests based on their respective ownership interests, even if this results in the non‑controlling interests having a deficit balance.
Non-controlling interest in subsidiaries is presented in the consolidated balance sheets as a separate component of equity that is distinct from shareholders' equity.
All intercompany balances and transactions are eliminated on consolidation, including unrealized gains and losses on transactions between the consolidated entities.
Powerband and Capstone have a fiscal year end of March 31 due to Indian legislation. However, for consolidation purposes, the financial information for Powerband and Capstone is presented as of the same date as the Parent Company. All other subsidiaries have a reporting date identical to that of the Parent Company. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Parent Company.

Details of the Parent Company’s subsidiaries are as follows:

Name of Subsidiary	Principal Activity	Country of Incorporation and Residence	Proportion of Ownership Interest and Voting Power Held as of:
			December 31, 2018	December 31, 2017
Better Packages, Inc.	Manufacturing	United States	100%	100%
BP Acquisition Corporation	Holding	United States	100%	100%
Cantech Industries, Inc.	Manufacturing	United States	100%	100%
Capstone Polyweave Private Limited	Manufacturing	India	55%	98.4%
FIBOPE Portuguesa-Filmes Biorientados, S.A.	Manufacturing	Portugal	100%	100%
GPCP, Inc.	Manufacturing	United States	50.1%	—
Intertape Polymer Corp.	Manufacturing	United States	100%	100%
Intertape Polymer Europe GmbH	Distribution	Germany	100%	100%
Intertape Polymer Inc.	Manufacturing	Canada	100%	100%
Intertape Polymer Japan GK	Distribution	Japan	100%	—
Intertape Polymer Woven USA Inc.	Manufacturing	United States	100%	—
Intertape Woven Products Services, S.A. de C.V.	Non-operating	Mexico	100%	100%
Intertape Woven Products, S.A. de C.V.	Non-operating	Mexico	100%	100%
IPG (US) Holdings Inc.	Holding	United States	100%	100%
IPG (US) Inc.	Holding	United States	100%	100%
IPG Luxembourg Finance S.à.r.l.	Financing	Luxembourg	100%	100%
IPG Mauritius Holding Company Ltd	Holding	Mauritius	100%	100%
IPG Mauritius II Ltd	Holding	Mauritius	100%	100%
IPG Mauritius Ltd	Holding	Mauritius	100%	100%
Polyair Canada Limited	Manufacturing	Canada	100%	—
Polyair Corporation	Manufacturing	United States	100%	—
Powerband Industries Private Limited	Manufacturing	India	100%	74%
Spuntech Fabrics Inc.	Holding	Canada	100%	100%
Business Acquisitions
The Company applies the acquisition method of accounting for business acquisitions. The consideration transferred by the Company to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred, and the equity interests issued by the Company. Acquisition costs are expensed as incurred. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values. Refer to Note 17 for more information regarding business acquisitions.
Non-controlling Interests
Non-controlling interests represent the equity in subsidiaries that are not attributable, directly or indirectly, to the Parent Company. A non-controlling interest is initially recognized as the proportionate share of the identifiable net assets of the subsidiary on the date of its acquisition and is subsequently adjusted for the non-controlling interest’s share in changes of the acquired subsidiary’s earnings and capital, as well as changes in foreign currency exchange rates where applicable.
Foreign Currency Translation
Functional and presentation currency
The consolidated financial statements are presented in US dollars, which is the Company’s presentation currency. Items included in the financial statements of each of the consolidated entities are measured using the currency of the primary economic environment in which such entity operates (the “functional currency”). The significant functional currencies of the different consolidated entities include the US dollar, Canadian dollar ("CDN"), Indian rupee and Euro.
Transactions and balances

Transactions denominated in currencies other than the functional currency of a consolidated entity are translated into the functional currency of that entity using the exchange rates prevailing at the date of each transaction.
Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies using the current rate at each period-end.
Foreign exchange gains or losses arising on settlement or translation of monetary items are recognized in earnings in finance costs in the period in which they arise, except when deferred in other comprehensive income (loss) ("OCI") as a qualifying hedge (refer to Note 22). Tax charges and credits attributable to exchange differences on qualifying hedges are also recognized in OCI.
Non-monetary items are not retranslated at year-end and are measured at historical cost (translated using the exchange rates at the transaction date), except for non-monetary items measured at fair value which are translated using the exchange rates at the date when fair value was determined.
Foreign Operations
Assets and liabilities of entities with a functional currency other than the US dollar are translated to the presentation currency using the closing exchange rate in effect at the balance sheet date, and revenues and expenses are translated at each month-end’s average exchange rate. The resulting translation adjustments are charged or credited to OCI and recognized in the cumulative translation adjustment account within accumulated OCI in equity. The functional currencies of entities within the Company have remained unchanged during the reporting period.
When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in earnings as part of the gain or loss on sale.
Foreign exchange gains or losses recognized in earnings are presented in finance costs - other expense (income), net.
Segment Reporting
The Company operates in various geographic locations and develops, manufactures and sells a variety of products to a diverse customer base. Most of the Company’s products are made from similar processes. A vast majority of the Company’s products, while brought to market through various distribution channels, generally have similar economic characteristics. The Company’s decisions about resources to be allocated are predominantly determined as a whole based on the Company’s operational, management and reporting structure. The chief operating decision maker primarily assesses the Company’s performance as a single reporting segment.
Revenue Recognition
The Company recognizes revenues from the sale of goods classified within five product categories: Tape, Film, Engineered Coated Products, Protective Packaging and Other. Refer to Note 19 for additional information on revenue by product category and geographical location.
The vast majority of the Company's customer arrangements contain a single performance obligation to transfer manufactured goods. Revenue is recognized when control of goods has transferred to customers. Control is considered transferred in accordance with the terms of sale, generally when goods are shipped to external customers as that is generally when legal title, physical possession and risks and rewards of goods/services transfers to the customer. The normal credit term is 30 days upon delivery.
Revenue is recognized at the transaction price which the Company expects to be entitled. In determining the transaction price, the Company considers the effects of variable consideration. The main sources of variable consideration for the Company are customer rebates and cash discounts. These incentives are recorded as a reduction to revenue at the time of the initial sale using the most-likely amount estimation method. The most-likely amount method is based on the single most likely outcome from a range of possible consideration outcomes. The range of possible consideration outcomes are primarily derived from the following inputs: sales terms, historical experience, trend analysis, and projected market conditions in the various markets served. Because the Company serves numerous markets, the sales incentive programs offered vary across businesses, but the most common incentive relates to amounts paid or credited to customers for achieving defined volume levels or growth objectives. There are no material instances where variable consideration is constrained and not recorded at the initial time of sale.
Certain contracts provide a customer with a right to return goods if certain conditions are met. Product returns are recorded as a reduction to revenue based on anticipated sales returns that occur in the normal course of business. At this time, the Company believes it is highly unlikely that a significant reversal in the cumulative revenue recognized will occur given the consistent level of claims over previous years. Sales, use, value-added, and other excise taxes are not recognized in revenue. The Company has elected to present revenue net of sales taxes and other similar taxes.
Borrowing Costs
Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use are capitalized during the period of time that is necessary to complete and prepare the asset for its intended use. All other borrowing costs are recognized in earnings within interest in finance costs in the period in which they are incurred. Borrowing costs consist of interest and other costs incurred in connection with the borrowing of funds.
Research Expenses
Research expenses are expensed as they are incurred, net of any related investment tax credits, unless the criteria for capitalization of development expenses are met.
Share-Based Compensation Expense
Stock Options
Stock option expense is based on the grant date fair value of the awards expected to vest over the vesting period. Forfeitures are estimated at the time of the grant and are included in the measurement of the expense and are subsequently adjusted to reflect actual events. For awards with graded vesting, the fair value of each tranche is recognized on a straight-line basis over its vesting period.
Any consideration paid by participants on exercise of stock options is credited to capital stock together with any related share-based compensation expense originally recorded in contributed surplus. If the amount of the tax deduction (or estimated future tax deduction) exceeds the amount of the related cumulative remuneration expense for stock options, this indicates that the tax deduction relates not only to remuneration expense but also to an equity item. In this situation, the Company recognizes the excess of the associated current or deferred tax to contributed surplus prior to an award being exercised, and any such amounts are transferred to capital stock upon exercise of the award.
Stock Appreciation Rights
The Stock Appreciation Rights ("SARs") expense is determined based on the fair value of the liability at the end of the reporting period. The expense is recognized over the vesting period. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the consolidated earnings statement. The total amount of expense recognized over the life of the awards will equal the amount of the cash outflow, if any, as a result of exercises. At the end of each reporting period, the lifetime amount of expense recognized will equal the current period value of the SARs using the Black-Scholes pricing model, multiplied by the percentage vested. As a result, the amount of expense recognized can vary due to changes in the model variables from period to period until the SARs are exercised, expire, or are otherwise cancelled.

Deferred Share Units
On February 17, 2017, the Board of Directors approved an amendment to the Deferred Share Unit ("DSU") plan to provide for only cash settlement of DSUs. As a result of the amendment, the Company remeasured the fair value of the DSU awards on the amendment date and continues to do so prospectively at each reporting period end date and at settlement. There was no incremental fair value granted as a result of those modifications. The fair value of DSUs is based on the volume weighted average trading price ("VWAP") of the Company’s common shares on the TSX for the five trading days immediately preceding the end of each reporting period. As a result, the amount of expense recognized can vary due to changes in the stock price from period to period until the DSUs are settled, expire, or are otherwise cancelled. The corresponding liability is recorded on the Company’s consolidated balance sheet under the caption share-based compensation liabilities, current, as the Company does not have an unconditional right to defer settlement of the liabilities for at least twelve months after the reporting period end date. DSUs received as a result of a grant are expensed immediately. DSUs received in lieu of cash for directors’ fees are expensed as earned over the service period.
Prior to the amendment, DSUs were to be settled in common shares of the Company and the expense was based on the grant date fair value of the awards with a corresponding adjustment through contributed surplus.
Performance Share Units
On February 17, 2017, the Board of Directors approved an amendment to the Performance Share Unit ("PSU") plan to provide for only cash settlement of PSU awards. As a result of the amendment, the Company remeasured the fair value of the PSU awards on the amendment date and continues to do so prospectively at each reporting period end date and at settlement. There was no incremental fair value granted as a result of these modifications.
Prior to the amendment, PSUs were to be settled in common shares of the Company. The expense was based on the grant date fair value of the awards expected to vest over the vesting period with a corresponding adjustment through contributed surplus. Forfeitures were estimated at the time of the grant and included in the measurement of the expense and are subsequently adjusted to reflect actual events.
PSUs granted prior to December 31, 2017 are subject to a market performance condition as well as a time-based vesting condition. Accordingly, the fair value of PSUs granted prior to December 31, 2017 is based on the Monte Carlo valuation model at each reporting period end date. PSUs granted subsequent to December 31, 2017 are subject to a market (50 percent) and non-market performance condition (50 percent) as well as a time-based vesting condition. Accordingly, the fair value of PSUs granted subsequent to December 31, 2017 is based 50 percent on the Monte Carlo valuation model at each reporting period end date and 50 percent on the Company's VWAP of common shares on the TSX for the five consecutive trading days immediately preceding the reporting period end multiplied by the number of PSUs expected to vest based on estimated achievement of non-market performance criteria at the reporting period end. Expense is recognized over the vesting period. As a result, the amount of expense recognized can vary due to changes in the model variables and estimated achievement of non-market performance criteria, from period to period, until the PSUs are settled, expire or are otherwise cancelled. The corresponding liability is recorded on the Company’s consolidated balance sheet under the caption share-based compensation liabilities, current for amounts expected to settle in the next twelve months and share-based compensation liabilities, non-current for amounts expected to settle in more than twelve months. The cash payment at settlement is calculated based on the number of settled PSUs held by the participant, multiplied by the VWAP of the Company’s common shares on the TSX for the five consecutive trading days immediately preceding the day of settlement.
Restricted Share Units
The Restricted Share Unit ("RSU") expense is determined based on the fair value of the liability at the end of the reporting period. The fair value of RSUs is based on the five trading days VWAP of the Company’s common shares on the TSX at the end of each reporting period. The RSUs are expensed over the vesting period beginning from the date of grant through February 15th of the fourth calendar year following the date of grant, unless vesting is accelerated based on retirement eligibility, death or disability.
Refer to Note 16 for more information regarding share-based payments.

Income Taxes
Income tax expense (benefit) comprises both current and deferred tax. Current and deferred tax is recognized in earnings except to the extent it relates to items recognized in OCI or directly in equity. When it relates to the latter items, the income tax is recognized in OCI or directly in equity, respectively.
Current tax is based on the results for the period as adjusted for items that are not taxable or deductible. Current tax is calculated using tax rates and laws enacted or substantially enacted at the reporting date in the countries in which the Company operates and generates taxable income.
Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the taxing authorities.
Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the balance sheet. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable income will be available against which they can be utilized. Deferred tax is calculated using tax rates and laws enacted or substantially enacted at the reporting date in the countries where the Company operates, and which are expected to apply when the related deferred income tax asset is realized, or the deferred tax liability is settled.
The carrying amounts of deferred tax assets are reviewed at each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting period and are recognized to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.
Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off the recognized amounts and the deferred taxes relate to the same taxable entity and the same taxation authority.
Earnings Per Share
As discussed above in Share-Based Compensation Expense, the DSU and PSU plans were amended on February 17, 2017 to provide for only cash settlement of awards. Prior to the amendment, PSU and DSUs were to be settled in common shares of the Company.
The impact on the calculation of earnings per share is as follows:
Prior to February 17, 2017
Basic earnings per share was calculated by dividing the net earnings attributable to Company shareholders by the weighted average number of common shares outstanding during the period, including the effect of stock options exercised, common shares repurchased under the normal course issuer bid (“NCIB”) and DSUs outstanding.
Diluted earnings per share was calculated by dividing the net earnings attributable to Company shareholders by the weighted average number of common shares outstanding during the period, including the effect of stock options exercised, common shares repurchased under the NCIB and DSUs outstanding and for the effects of all dilutive potential outstanding stock options and contingently issuable shares.
Dilutive potential outstanding stock options included the total number of additional common shares that would have been issued by the Company assuming stock options with exercise prices below the average market price for the year were exercised and reduced by the number of shares that the Company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period.
DSUs were not considered contingently issuable shares since the shares were issuable solely after the passage of time. As such, DSUs were treated as outstanding and included in the calculation of weighted average basic common shares.
PSUs were considered contingently issuable shares since the shares were issuable only after certain service and market-based performance conditions were satisfied. PSUs were treated as outstanding and included in the calculation of weighted average basic common shares only after the date when these conditions were satisfied at the end of the vesting period. PSUs were treated as outstanding and included in the calculation of weighted average diluted common shares, to the extent they are dilutive, when the applicable performance conditions had been satisfied as of the reporting period end date.
Subsequent to February 17, 2017
Basic earnings per share is calculated by dividing the net earnings attributable to Company shareholders by the weighted average number of common shares outstanding during the period, including the effect of stock options exercised and common shares repurchased under the NCIB.
Diluted earnings per share is calculated by dividing the net earnings attributable to Company shareholders by the weighted average number of common shares outstanding during the period, including the effect of stock options exercised and common shares repurchased under the NCIB and for the effects of all dilutive potential outstanding stock options.
Dilutive potential outstanding stock options includes the total number of additional common shares that would have been issued by the Company assuming stock options with exercise prices below the average market price for the year were exercised and reduced by the number of shares that the Company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period.
Refer to Note 6 for more information regarding earnings per share.
Financial Instruments
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets and liabilities are recognized when the Company becomes party to the contractual provisions of the financial instrument. Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred. A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires.
Classification and initial measurement of financial assets
Financial assets, other than those designated and effective as hedging instruments, are classified, at initial recognition, as subsequently measured at amortized cost, fair value through earnings, and fair value through OCI.
The classification of financial assets at initial recognition depends on the financial asset's contractual cash flow characteristics and the Company's business model for managing them. With the exception of trade receivables that do not contain a significant financing component, the Company initially measures a financial asset at its fair value plus, in the case of financial assets not a fair value through earnings, transaction costs. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through earnings are recognized immediately in earnings. Trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient are measured at the transaction price determined under IFRS 15. Refer to the accounting polices discussed above in Revenue Recognition.
Subsequent measurement
In subsequent periods, the measurement of financial instruments depends on their classification.
The Company measures financial assets at amortized cost if the assets meet the following conditions:

•	they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows

•	the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.
After initial recognition, these are measured at amortized cost using the effective interest method. Discounting is omitted where the effect of discounting is immaterial. The Company's cash, trade receivables, supplier rebates and other receivables fall into this category of financial instruments. The expense relating to the allowance for expected credit loss is recognized in earnings in selling, general and administrative expense ("SG&A").
Financial assets that are held within a different business model other than ‘hold to collect’ or ‘hold to collect and sell’ are categorized at fair value through earnings. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through earnings, irrespective of the business model. All derivative financial instruments fall into this category, except for those designated and effective as hedging instruments, for which the hedge accounting requirements apply (see below). Assets in this category are measured at fair value with gains or losses recognized in earnings. The fair values of financial assets in this category are determined by reference to active market transactions or using a valuation technique where no active market exists.
Impairment of financial assets
The Company recognizes a loss allowance for expected credit losses arising from financial assets. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.
The Company applies a simplified approach for calculating expected credit losses for trade and other receivables. The Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date. These are the expected shortfalls in contractual cash flows, considering the potential for default at any point during the life of the financial instrument. In calculating, the Company uses its historical experience, external indicators and forward-looking information to calculate the expected credit losses using a provision matrix. Refer to Note 22 for a detailed analysis of how the impairment requirements of IFRS 9 are applied.
Classification and measurement of financial liabilities
The Company’s financial liabilities include accounts payable and accrued liabilities (excluding employee benefits), borrowings (excluding finance lease liabilities), amounts due to the former shareholders of Polyair (refer to Note 18) and its call option redemption liability. Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Company designated a financial liability at fair value through earnings. Subsequently, financial liabilities are measured at amortized cost using the effective interest method except for derivatives and financial liabilities designated at fair value through earnings, which are carried subsequently at fair value with gains or losses recognized in earnings (other than derivative financial instruments that are designated and effective as hedging instruments). The call option redemption liability relating to Powerband is measured at amortized cost, with any changes to the recorded value being recorded in deficit.
The Company's financial liabilities also include the non-controlling interest put options that are associated with the acquisitions of Powerband and Capstone are measured at fair value through earnings. Changes in the fair value of the non-controlling interest put options are recognized in earnings in finance costs. Refer to Note 22 for more information regarding the fair value measurement and classification of put options relating to the Powerband and Capstone non-controlling interests.
All interest related charges for financial liabilities measured at amortized cost are recognized in earnings in finance costs. Discounting is omitted where the effect of discounting is immaterial.
Derivative instruments and hedging
The Company applies hedge accounting to arrangements that qualify and are designated for hedge accounting treatment.
For the purpose of hedge accounting, hedges are classified as:

•	fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment

•
cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment

•	hedges of a net investment in foreign operations
When the requirements for hedge accounting are met at inception, the Company may designate a certain financial instrument as a hedging instrument in a hedge relationship. Upon designation, the Company documents the relationships between the hedging instrument and the hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, and the methods that will be used to assess the effectiveness of the hedging relationship.
At inception of a hedge relationship and at each subsequent reporting date, the Company evaluates if the hedging relationship qualifies for hedge accounting under IFRS 9, which includes the following conditions to be met:

•	There is an economic relationship between the hedged item and the hedging instrument;

•	The effect of credit risk does not dominate the value changes that result from that economic relationship; and

•
The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item.

Cash flow hedges

The Company has certain interest rate swap agreements designated as cash flow hedges. These arrangements have been entered into to mitigate the risk of change in cash flows due to the fluctuations in interest rates applicable on the Company's floating rate borrowings. Such derivative financial instruments used for hedge accounting are recognized initially at fair value on the date on which the derivative contract is entered into and are subsequently reported at fair value in the consolidated balance sheets.

To the extent that the hedge is effective, changes in the fair value of the derivatives designated as hedging instruments in cash flow hedges are recognized in OCI and are included within the reserve for cash flow hedges in equity. Any ineffectiveness in the hedge relationship is recognized immediately in earnings. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Hedge accounting is discontinued prospectively when a derivative instrument ceases to satisfy the conditions for hedge accounting or is sold or liquidated. If the hedging relationship ceases to meet the effectiveness conditions, hedge accounting is discontinued, and the related gain or loss is held in the equity reserve until reclassified to the consolidated statement of earnings in the same period or periods during which the hedged future cash flows affect earnings. If the hedged item ceases to exist before the end of the original hedge term, the unrealized hedge gain or loss in OCI is reclassified immediately in the consolidated statement of earnings.

Interest rate swap agreements that economically hedge the risk of changes in cash flows due to the fluctuations in interest rates applicable on the Company's variable rate borrowings, but for which hedge accounting is not applied, are measured at fair value through earnings.
Refer to Note 22 for more information regarding interest rate swap agreements.
Hedge of a net investment
Hedges of a net investment in foreign operations, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized in OCI while any gains or losses relating to the ineffective portion are recognized in the statement of earnings. On disposal of a foreign operation, the cumulative value of any such gains or losses recorded in equity is transferred to the statement of earnings.
The Company uses some of its borrowings as a hedge of its exposure to foreign exchange risk on its investments in foreign operations.
Refer to Note 22 for more information regarding net investment hedging.
Cash

Cash comprises cash at banks and on hand.
Inventories and Parts and Supplies
Raw materials, work in process, parts and supplies and finished goods are measured at the lower of cost or net realizable value. Cost is assigned by using the first in, first out cost formula, and includes all costs of purchases, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Trade discounts, rebates and other similar items are deducted in determining the costs of purchases. The cost of work in process and finished goods includes the cost of raw materials, direct labor and a systematic allocation of fixed and variable production overhead incurred in converting materials into finished goods. The allocation of fixed production overheads to the cost of conversion is based on the normal capacity of the manufacturing facilities.
Net realizable value of inventories, excluding parts and supplies, is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated selling expenses. Parts and supplies are valued at the lower of cost, which is equivalent to its purchase price, or net realizable value based on replacement cost.

Property, Plant and Equipment
Property, plant and equipment are carried at cost less accumulated depreciation, accumulated impairment losses and the applicable investment tax credits earned. The cost of an item of property, plant and equipment comprises its purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and, where applicable, borrowing costs and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.
Depreciation is recognized using the straight-line method over the estimated useful lives of like assets as outlined below or, if lower, over the terms of the related leases:

Years
Land	Indefinite
Buildings and related major components	3 to 40
Manufacturing equipment and related major components	4 to 30
Computer equipment and software	3 to 15
Furniture, office equipment and other	3 to 10
Assets related to restoration provisions	Expected remaining term of the lease
The depreciation methods, useful lives and residual values related to property, plant and equipment are reviewed at each reporting date and adjusted if necessary.
When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment, and are depreciated over their respective useful lives. Depreciation of an asset begins when it is available for use in the location and condition necessary for it to be capable of operating in the manner intended by management. Manufacturing equipment under construction is not depreciated. Depreciation of an asset ceases at the earlier of the date on which the asset is classified as held for sale or is included in a disposal group that is classified as held for sale, and the date on which the asset is derecognized.
The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the asset if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. At the same time, the carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment, and repairs and maintenance are recognized in earnings as incurred.
Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the assets and are recognized in earnings in the category consistent with the function of the property, plant and equipment.
Depreciation expense is recognized in earnings in the expense category consistent with the function of the property, plant and equipment.
Intangible Assets and Goodwill
The Company has a trademark and trade names which are identifiable intangible assets for which the expected useful life is indefinite. The trademark and trade names represent the value of brand names acquired in business acquisitions which management expects will provide benefit to the Company for an indefinite period. Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in business acquisitions. Intangible assets with indefinite useful lives that are acquired separately, and goodwill are carried at cost less accumulated impairment losses.
When intangible assets are purchased with a group of assets, the cost of the group of assets is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. When intangible assets are purchased separately, the cost comprises its purchase price and any directly attributable cost of preparing the asset for its intended use. For capitalized internally developed software, directly attributable costs include employee costs incurred on solution development and implementation along with an appropriate portion of borrowing costs.

Intangible assets are carried at cost less accumulated amortization and are amortized using the straight-line method over their estimated useful lives as follows:

Years
Distribution rights and customer contracts	6 to 15
Customer lists, license agreements and software	5 to 20
Patents and trademarks being amortized	2 to 5
Non-compete agreements	3 to 10
The amortization methods, useful lives and residual values related to intangible assets are reviewed and adjusted if necessary, at each financial year-end. Amortization begins when the asset is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Amortization expense is recognized in earnings in the expense category consistent with the function of the intangible asset.
Impairment Testing of Intangible Assets, Goodwill and Property, Plant and Equipment
The Company assesses, at least at each reporting date, whether or not there is an indication that a cash-generating unit ("CGU") may be impaired. If such an indication exists, or when annual impairment testing is required for intangible assets, such as applications software not yet available for use and the trademark and trade names with indefinite useful lives, the Company estimates the recoverable amount of the asset. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of other assets or groups of assets. In the latter case, the recoverable amount is determined for a CGU which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Goodwill is allocated to those CGUs that are expected to benefit from synergies of related business acquisitions and represent the lowest level within the group at which management monitors goodwill.
The recoverable amount is the higher of its value in use and its fair value less costs to sell. Value in use is the present value of the future cash flows expected to be derived from an asset or CGU. Fair value less costs to sell is the price that would be received to sell an asset or CGU in an orderly transaction between market participants, less the cost of disposal. The Company determines the recoverable amount and compares it with the carrying amount. If the carrying amount exceeds the recoverable amount, an impairment loss is recognized for the difference. Impairment losses are recognized in earnings in the expense category consistent with the function of the corresponding property, plant and equipment or intangible asset. Impairment losses recognized in respect of CGUs are allocated to reduce the carrying amounts of the assets of the unit or group of units pro rata based on the carrying amount of each asset in the unit or group of units.
With the exception of goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. In this case, the Company will estimate the recoverable amount of that asset, and if appropriate, record a partial or an entire reversal of the impairment. The increased carrying amount of an asset attributable to a reversal of an impairment loss would not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.
Goodwill is subject to impairment testing at least once a year, or more frequently if events or changes in circumstances indicate the carrying amount may be impaired. Goodwill is considered to be impaired when the carrying amount of the CGU or group of CGUs to which the goodwill has been allocated exceeds its fair value. An impairment loss, if any, would be recognized in the statement of earnings.

Provisions
Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. Provisions are measured at the present value of the expected expenditures to settle the obligation which, when the effect of the time value of money is material, is determined using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision during the period to reflect the passage of time is recognized in earnings as a finance cost.
A provision is recorded in connection with environmental expenditures relating to existing conditions caused by past operations that do not contribute to current or future cash flows. Provisions for liabilities related to anticipated remediation costs are recorded on a discounted basis, if the effects of discounting are material, when they are probable and reasonably estimable, and when a present obligation exists as a result of a past event. Environmental expenditures for capital projects that contribute to current or future operations generally are capitalized and depreciated over their estimated useful lives.
A provision is recorded in connection with the estimated future costs to restore leased property to their original condition at the inception of the lease agreement. The liability and a corresponding asset are recorded on the Company’s consolidated balance sheet under the captions provisions, and property, plant and equipment (buildings), respectively. The provision is reviewed at the end of each reporting period to reflect the passage of time, changes in the discount rate and changes in the estimated future restoration costs. The Company amortizes the amount capitalized to property, plant and equipment on a straight-line basis over the expected lease term and recognizes a financial cost in connection with the discounted liability over the same period. Changes in the liability are added to, or deducted from, the cost of the related asset in the current period. These changes to the capitalized cost result in an adjustment to depreciation and interest.
A provision is recorded in connection with termination benefits at the earlier of the date on which the Company can no longer withdraw the offer of those benefits and the date on which the Company recognizes costs related to restructuring activities. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. If benefits are not expected to be settled wholly within 12 months of the end of the reporting period, they are presented on a discounted basis, if the effects of discounting are material.
The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The Company records liabilities for legal proceedings in those instances where it can reasonably estimate the amount of the loss and where liability is probable.
Pension, Post-Retirement and Other Long-term Employee Benefits
The Company has defined contribution plans, defined benefit pension plans, other post-retirement benefit plans, and other long-term employee benefit plans for certain of its employees in Canada and the US.
A defined contribution plan is a post-retirement benefit plan under which the Company pays fixed contributions into a separate entity and to which it will have no legal or constructive obligation to pay future amounts. The Company contributes to several state plans, multi-employer plans and insurance funds for individual employees that are considered defined contribution plans. Contributions to defined contribution pension plans are recognized as an employee benefit expense in earnings in the periods during which services are rendered by employees.
A defined benefit plan is a post-retirement benefit plan other than a defined contribution plan. For defined benefit pension plans, other post-retirement benefit plans and other long-term employee benefit plans, the benefits expense and the related obligations are actuarially determined on an annual basis by independent qualified actuaries using the projected unit credit method when the effects of discounting are material. Past service costs are recognized as an expense in earnings immediately following the introduction of, or changes to, a pension plan. Remeasurements, comprising actuarial gains and losses, the effect of the asset ceiling, the effect of minimum funding requirements and the return on plan assets (excluding amounts included in net interest expense) are recognized immediately in OCI, net of income taxes, and in deficit.
The asset or liability related to a defined benefit plan recognized in the balance sheet is the present value of the defined benefit obligation at the end of the reporting period, less the fair value of plan assets, together with adjustments for the asset ceiling and minimum funding liabilities. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability.
For funded plans, surpluses are recognized only to the extent that the surplus is considered recoverable. Recoverability is primarily based on the extent to which the Company can unilaterally reduce future contributions to the plan. Any reduction in the recognized asset is recognized in OCI, net of income taxes, and in deficit.
An additional liability is recognized based on the minimum funding requirement of a plan when the Company does not have an unconditional right to the plan surplus. The liability and any subsequent remeasurement of that liability is recognized in OCI, net of income taxes, and in deficit.
Leases
Leases are classified as either operating or finance, based on the substance of the transaction at inception of the lease. Classification is re-assessed if the terms of the lease are changed other than by renewing the lease.
Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Expenses under an operating lease are recognized in earnings on a straight-line basis over the period of the lease.
Leases in which substantially all the risks and rewards of ownership are transferred to the Company are classified as finance leases. Assets meeting finance lease criteria are capitalized at the lower of the present value of the related lease payments or the fair value of the leased asset at the inception of the lease. Minimum lease payments are apportioned between the finance cost and the liability. The finance charge is recognized in earnings in finance costs and is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.
Equity
Capital stock represents the amount received on issuance of shares (less any issuance costs and net of taxes), share-based compensation expense credited to capital on stock options exercised less common shares repurchased equal to the carrying value.
Contributed surplus includes amounts related to equity-settled share-based compensation until such equity instruments are exercised or settled, in which case the amounts are transferred to capital stock or reversed upon forfeiture if not vested.
The cumulative translation adjustment account comprises all foreign currency translation differences arising on the translation of the consolidated entities that use a functional currency different from the presentation currency, as well as the effective portion of the foreign currency differences arising from the Company's hedge of its net investment in foreign operations.
Gains and losses on certain derivative financial instruments designated as hedging instruments are included in reserves for cash flow hedges until such time as the hedged forecasted cash flows affect earnings.
Deficit includes all current and prior period earnings or losses, the excess of the purchase price paid over the carrying value of common share repurchases, dividends on common shares, the remeasurement of the defined benefit liability net of income tax expense (benefit), and the impacts of the derecognition and recognition of non-controlling interest put and call options (discussed in Note 22).
Share Repurchases
The purchase price of the common shares repurchased equal to its carrying value is recorded in capital stock in the consolidated balance sheet and in the statement of consolidated changes in equity. The excess of the purchase price paid over the carrying value of the common shares repurchased is recorded in deficit in the consolidated balance sheet and in the statement of consolidated changes in equity as a share repurchase premium. Refer to Note 16 for additional information on share repurchases.
Dividends
Dividend distributions to the Company’s shareholders are recognized as a liability in the consolidated balance sheets if not paid in the period in which dividends are approved by the Company’s Board of Directors.

Critical Accounting Judgments, Estimates and Assumptions
The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about these significant judgments, assumptions and estimates that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses are summarized below:
Significant Management Judgments
Deferred income taxes
Deferred tax assets are recognized for unused tax losses and tax credits to the extent that it is probable that future taxable income will be available against which the losses can be utilized. These estimates are reviewed at every reporting date. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of the reversal of existing timing differences, future taxable income and future tax planning strategies. Refer to Note 5 for more information regarding income taxes.
Estimation Uncertainty
Impairments
At the end of each reporting period, the Company performs a test of impairment on assets subject to amortization if there are indicators of impairment. Goodwill allocated to CGUs and intangible assets with indefinite useful lives are tested annually. An impairment loss is recognized when the carrying value of an asset or CGU exceeds its recoverable amount, which in turn is the higher of its fair value less costs to sell and its value in use. The value in use is based on discounted estimated future cash flows. The cash flows are derived from the budget or forecasts for the estimated remaining useful lives of the CGUs and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the performance of the asset or CGU being tested. The value in use will vary depending on the discount rate applied to the discounted cash flows, the estimated future cash inflows, and the growth rate used for extrapolation purposes.
Refer to Note 12 for more information regarding impairment testing.
Pension, post-retirement and other long-term employee benefits
The cost of defined benefit pension plans and other post-retirement benefit plans and the present value of the related obligations are determined using actuarial valuations. The determination of benefits expense and related obligations requires assumptions such as the discount rate to measure obligations, expected mortality and the expected health care cost trend. Actual results will differ from estimated results, which are based on assumptions. Refer to Note 18 for more information regarding the assumptions related to the pension, post-retirement and other long-term employee benefit plans.
Uncertain tax positions
The Company is subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, the relevant taxing authorities. Refer to Note 5 for more information regarding income taxes.
Useful lives of depreciable assets
The Company depreciates property, plant and equipment over the estimated useful lives of the assets. In determining the estimated useful life of these assets, significant judgment is required. Judgment is required to determine whether events or circumstances warrant a revision to the remaining periods of depreciation and amortization. The Company considers expectations of the in-service period of these assets in determining these estimates. The Company assesses the estimated useful life of these assets at each reporting date. If the Company determines that the useful life of an asset is different from the original assessment, changes to depreciation and amortization will be applied prospectively. The estimates of cash flows used to assess the potential impairment of these assets are also subject to measurement uncertainty. Actual results may vary due to technical or commercial obsolescence, particularly with respect to information technology and manufacturing equipment.
Net realizable value of inventories and parts and supplies
Inventories and parts and supplies are measured at the lower of cost or net realizable value. In estimating net realizable values of inventories and parts and supplies, management takes into account the most reliable evidence available at the time the estimate is made. Provisions for slow-moving and obsolete inventories are made based on the age and estimated net realizable value of inventories. The assessment of the provision involves management judgment and estimates associated with expected disposition of the inventory. Refer to Note 7 for information regarding inventories and write-downs of inventories.
Allowance for expected credit loss and revenue adjustments
During each reporting period, the Company makes an assessment of whether trade accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other revenue adjustments. The Company’s allowance for expected credit loss reflects expected credit losses using a provision matrix model, supplemented by an allowance for individually impaired trade receivables. The provision matrix is based on the Company’s historic credit loss experience, adjusted for any change in risk of the trade receivable population based on credit monitoring indicators, and expectations of general economic conditions that might affect the collection of trade receivables. The provision matrix applies fixed provision rates depending on the number of days that a trade receivable is past due, with higher rates applied the longer a balance is past due. The Company also records reductions to revenue for estimated returns, claims, customer rebates, and other incentives. These incentives are recorded as a reduction to revenue at the time of the initial sale using the most-likely amount estimation method. The most-likely amount method is based on the single most likely outcome from a range of possible consideration outcomes. The range of possible outcomes are primarily derived from the following inputs: sales terms, historical experience, trend analysis, and projected market conditions in the various markets served. If future collections and trends differ from estimates, future earnings will be affected. Refer to Note 22 for more information regarding the allowance for doubtful accounts and the related credit risks.
Provisions
Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.
The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows, when the effect of the time value of money is material.
The Company's provisions include environmental and restoration obligations, termination benefits and other and litigation provisions. Refer to Note 14 for more information regarding provisions.
Share-based payments
The estimation of share-based payment fair value and expense requires the selection of an appropriate pricing model.
The model used by the Company for stock options and SAR awards is the Black-Scholes pricing model. The Black-Scholes model requires the Company to make significant judgments regarding the assumptions used within the model, the most significant of which are the expected volatility of the Company’s own common shares, the probable life of awards granted, the time of exercise, the risk-free interest rate commensurate with the term of the awards, and the expected dividend yield.
The model used by the Company for PSU awards subject to a market performance condition is the Monte Carlo simulation model. The Monte Carlo model requires the Company to make significant judgments regarding the assumptions used within the model, the most significant of which are the volatility of the Company’s own common shares as well as those of a peer group, the performance measurement period, and the risk-free interest rate commensurate with the term of the awards. For PSU awards subject to a non-market performance condition, management estimates the expected achievement of performance criteria using long range forecasting models.

Refer to Note 16 for more information regarding share-based payments.
Business acquisitions
Management uses various valuation techniques when determining the fair values of certain assets and liabilities acquired in a business combination. Refer to Note 17 for more information regarding business acquisitions.
3 - INFORMATION INCLUDED IN CONSOLIDATED EARNINGS
The following table describes the charges incurred by the Company which are included in the Company’s consolidated earnings for each of the years in the three-year period ended December 31, 2018:

	2018	2017	2016
	$	$	$
Employee benefit expense
Wages, salaries and other short-term benefits	197,155	170,657	161,661
Termination benefits (Note 14)	1,861	204	1,733
Share-based compensation expense (Note 16)	1,914	3,291	8,201
Pension, post-retirement and other long-term employee benefit plans (Note 18):
Defined benefit plans	2,768	2,811	3,002
Defined contributions plans	3,471	4,699	4,631
	207,169	181,662	179,228
Finance costs - Interest
Interest on borrowings	17,443	7,973	4,770
Amortization and write-off of debt issue costs on borrowings	1,906	651	445
Interest capitalized to property, plant and equipment	(2,277)	(1,378)	(817)
	17,072	7,246	4,398
Finance costs - other expense (income), net
Foreign exchange loss (gain)	1,945	(2,663)	(518)
Other costs (income), net	1,865	(735)	1,123
	3,810	(3,398)	605
Additional information
Depreciation of property, plant and equipment (Note 9)	38,548	32,409	29,402
Amortization of intangible assets (Note 11)	6,281	3,729	1,890
Impairment of assets (Note 12)	6,936	1,433	7,062

4 - MANUFACTURING FACILITY CLOSURES, RESTRUCTURING AND OTHER RELATED CHARGES
The following table describes the charges incurred by the Company which are included in the Company’s consolidated earnings for each of the years in the three-year period ended December 31, 2018 under the caption manufacturing facility closures, restructuring and other related charges:

	2018	2017	2016
	$	$	$
Impairment of property, plant and equipment	4,839	289	3,018
Impairment of intangibles	—	—	379
Equipment relocation	—	147	711
Revaluation and impairment of inventories	1,297	163	1,420
Termination benefits and other labor related costs	1,043	2	1,765
Restoration and idle facility costs	268	308	3,787
Insurance proceeds	—	—	(9,793)
Professional fees	31	87	942
Other (recoveries) costs	(418)	363	179
	7,060	1,359	2,408
Charges incurred during the year ended December 31, 2018 were primarily due to non-cash impairments of property, plant and equipment and inventory as well as termination benefits and other labor related costs related to the closure of the Johnson City, Tennessee manufacturing facility. The closure further expands on operational synergies gained from the Canadian Technical Tape Ltd. acquisition (Refer to Note 17), which was completed in July 2017. As of December 31, 2018, the Johnson City, Tennessee manufacturing facility, which primarily produces carton sealing tape, has transferred substantially all of its production to other existing manufacturing facilities.
Charges incurred during the year ended December 31, 2017 were primarily related to small scale restructuring initiatives associated with acquisition integration efforts, as well as charges related to product trials to support post-South Carolina Flood (defined below) stencil production and other post-closure activities of the Columbia, South Carolina manufacturing facility.
On October 4, 2015, the Columbia, South Carolina manufacturing facility was damaged by significant rainfall and subsequent severe flooding (“South Carolina Flood”). The damages sustained were considerable and resulted in the facility being shut down permanently. Charges incurred during the year ended December 31, 2016 totalled $4.9 million, before insurance recoveries and were primarily related to site clean-up and idle facility costs as well as asset impairments resulting from real and personal property damage. On October 19, 2016, the Company and its insurers reached a settlement for the related property and business interruption claims in the amount of $30.0 million, subject to a $0.5 million deductible, covering substantially all of the claimed losses. As of December 31, 2016, the Company received a total of $29.5 million in insurance claim settlement proceeds of which $5.0 million was recorded in manufacturing facility closures, restructuring and other related charges in 2015 and $12.6 million and $9.8 million were recorded in cost of sales and manufacturing facility closures, restructuring and other related charges (presented in the table above under insurance proceeds), respectively, in 2016. The remaining $2.1 million was recognized as a reduction of cost of sales in the first quarter of 2017.
As of part of its plan to realize operational synergies from the RJM Manufacturing LLC acquisition completed in November 2015, the Company closed its Fairless Hills, Pennsylvania manufacturing facility and ceased production as of December 31, 2016. Charges incurred as a result of the closure of this facility totalled $6.0 million during the year ended December 31, 2016 and were primarily related to asset impairments, termination benefits, and facility lease obligations including restoration.
Charges incurred with respect to other restructuring initiatives during the year ended December 31, 2016 totalled $1.3 million and were primarily related to termination benefits and equipment relocation.
As of December 31, 2018, restructuring provisions of $2.6 million are included in provisions ($2.6 million in 2017) and $0.1 million in accounts payable and accrued liabilities ($0.2 million in 2017). Refer to Note 14 for more information on provisions.

5 - INCOME TAXES
On December 22, 2017, the Tax Cuts and Jobs Act (“TCJA”) was enacted into law in the US. The TCJA significantly changed the previously existing US tax laws and includes numerous provisions that had an immediate effect on the Company’s business and affects certain aspects of the Company's business going forward. These changes include, but are not limited to, (i) a reduction in the statutory corporate tax rate from 35% to 21%, (ii) an enhancement and extension through 2026 of bonus depreciation, (iii) limitations and eliminations of certain deductions, (iv) a one-time transition tax on deemed repatriation of deferred foreign income, and (v) new tax regimes impacting how foreign-derived earnings and cross-border intercompany transactions may be subject to US tax. During the year ended December 31, 2017, the Company recognized a net tax benefit of approximately $9.6 million primarily due to the remeasurement of the US net deferred tax liability using the lower US corporate tax rate provided under the TCJA.
The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the Company’s effective income tax rate is detailed as follows for each of the years in the three-year period ended December 31, 2018:

	2018	2017	2016
	%	%	%
Combined Canadian federal and provincial income tax rate	28.4	28.8	29.5
Foreign earnings/losses taxed at higher income tax rates	0.4	6.8	6.6
Foreign earnings/losses taxed at lower income tax rates	(5.1)	(0.6)	(0.7)
Impact of TCJA enactment	—	(12.4)	—
Prior period adjustments	(3.4)	—	—
Nondeductible expenses	3.9	0.4	0.7
Impact of other differences	(0.7)	(2.3)	(2.3)
Nontaxable dividend	(8.6)	(6.6)	(6.9)
Canadian deferred tax assets not recognized	2.5	—	—
Change in derecognition of deferred tax assets	—	2.8	0.8
Effective income tax rate	17.4	16.9	27.7
The major components of income tax expense (benefit) are outlined below for each of the years in the three-year period ended December 31, 2018:

	2018	2017	2016
	$	$	$
Current income tax expense	934	6,635	8,757
Deferred tax expense (benefit)
TCJA reduction in US corporate statutory rate	—	(10,122)	—
(Recognition) derecognition of US deferred tax assets	(182)	885	175
US temporary differences	10,427	15,668	10,818
Canadian deferred tax assets not recognized	1,297	—	—
Derecognition of Canadian deferred tax assets	—	412	330
Canadian temporary differences	(1,548)	1,202	(352)
Temporary differences in other jurisdictions	(1,126)	(1,631)	(159)
Total deferred income tax expense	8,868	6,414	10,812
Total tax expense for the year	9,802	13,049	19,569

The amount of income taxes relating to components of OCI for each of the years in the three-year period ended December 31, 2018 is outlined below:

	Amount before income tax	Deferred income taxes	Amount net of income taxes
	$	$	$
For the year ended December 31, 2018
Deferred tax expense on remeasurement of defined benefit liability	3,016	(730)	2,286
Deferred tax benefit on change in fair value of interest rate swap agreements designated as cash flow hedges	970	463	1,433
	3,986	(267)	3,719

For the year ended December 31, 2017
Deferred tax expense on remeasurement of defined benefit liability	302	(213)	89
Deferred tax expense on change in fair value of interest rate swap agreements designated as cash flow hedges	2,358	(750)	1,608
	2,660	(963)	1,697

Deferred tax expense due to TCJA reduction in US statutory rate			(598)

For the year ended December 31, 2016
Deferred tax expense on remeasurement of defined benefit liability	267	(66)	201
Deferred tax expense on change in fair value of interest rate swap agreements designated as cash flow hedges	219	(83)	136
	486	(149)	337
The amount of recognized deferred tax assets and liabilities is outlined below:

	Deferred tax assets	Deferred tax liabilities	Net
	$	$	$
As of December 31, 2018
Tax credits, losses, carryforwards and other tax deductions	11,147	—	11,147
Property, plant and equipment	13,910	(38,290)	(24,380)
Pension and other post-retirement benefits	3,798	—	3,798
Share-based payments	2,508	—	2,508
Accounts payable and accrued liabilities	5,659	—	5,659
Goodwill and other intangibles	6,998	(25,343)	(18,345)
Trade and other receivables	633	—	633
Inventories	2,262	—	2,262
Other	5	(539)	(534)
Deferred tax assets and liabilities	46,920	(64,172)	(17,252)
Presented in the consolidated balance sheets as:

December 31, 2018
$
Deferred tax assets	25,069
Deferred tax liabilities	(42,321)
(17,252)

	Deferred tax assets	Deferred tax liabilities	Net
	$	$	$
As of December 31, 2017
Tax credits, losses, carryforwards and other tax deductions	11,387	—	11,387
Property, plant and equipment	15,661	(28,208)	(12,547)
Pension and other post-retirement benefits	7,175	—	7,175
Share-based payments	4,532	—	4,532
Accounts payable and accrued liabilities	3,894	—	3,894
Goodwill and other intangibles	7,950	(9,692)	(1,742)
Trade and other receivables	344	—	344
Inventories	1,939	—	1,939
Other	466	(1,590)	(1,124)
Deferred tax assets and liabilities	53,348	(39,490)	13,858
Presented in the consolidated balance sheets as:

December 31, 2017
$
Deferred tax assets	27,627
Deferred tax liabilities	(13,769)
13,858
Nature of evidence supporting recognition of deferred tax assets
In assessing the recoverability of deferred tax assets, management determines, at each balance sheet date, whether it is more likely than not that a portion or all of its deferred tax assets will be realized. This determination is based on quantitative and qualitative assessments by management and the weighing of all available evidence, both positive and negative. Such evidence includes the scheduled reversal of deferred tax liabilities, projected future taxable income and the implementation of tax planning strategies.
As of December 31, 2018, management analyzed all available evidence and determined it is more likely than not that substantially all of the Company’s deferred tax assets in the US and Canadian operating entities will be realized. Accordingly, the Company continues to recognize the majority of its deferred tax assets in the US and Canadian operating entities. With respect to the deferred tax assets at the Canadian corporate holding entity, the Parent Company, management determined it appropriate that the Parent Company's deferred tax assets should continue not to be recognized as of December 31, 2018. The Canadian deferred tax assets remain available to the Company in order to reduce its taxable income in future periods.
As of December 31, 2017, management analyzed all available evidence and determined it is more likely than not that substantially all of the Company’s deferred tax assets in the US and Canadian operating entities will be realized. Accordingly, the Company continues to recognize the majority of its deferred tax assets in the US and Canadian operating entities. With respect to the deferred tax assets at the Parent Company, management determined it is appropriate to derecognize $0.4 million of remaining deferred tax assets as of December 31, 2017. The Canadian deferred tax assets remain available to the Company in order to reduce its taxable income in future periods.

The following table outlines the changes in the deferred tax assets and liabilities during the year ended December 31, 2017:

	Balance January 1, 2017	Recognized in earnings (with translation adjustments)	Recognized in contributed surplus	Recognized in OCI	Recognized in deficit	Business acquisitions	Balance reclassified from accrued liabilities	Balance December 31, 2017
	$	$	$	$	$	$	$	$
Deferred tax assets
Tax credits, losses, carryforwards and other tax deductions	15,689	(4,302)	—	—	—	—	—	11,387
Property, plant and equipment	18,125	(2,464)	—	—	—	—	—	15,661
Pension and other post-retirement benefits	11,467	(3,418)	—	(874)	—	—	—	7,175
Share-based payments	8,749	(1,309)	(3,732)	—	824	—	—	4,532
Accounts payable and accrued liabilities	6,893	(3,081)	—	—	—	82	—	3,894
Goodwill and other intangibles	3,658	4,292	—	—	—	—	—	7,950
Trade and other receivables	353	(64)	—	—	—	55	—	344
Inventories	2,871	(953)	—	—	—	21	—	1,939
Other	539	231	—	(304)	—	—	—	466
	68,344	(11,068)	(3,732)	(1,178)	824	158	—	53,348
Deferred tax liabilities
Property, plant and equipment	(30,078)	5,050	—	—	—	(2,405)	(775)	(28,208)
Other	(1,102)	(161)	—	(327)	—	—	—	(1,590)
Goodwill and other intangibles	(9,885)	889	—	—	—	(696)	—	(9,692)
	(41,065)	5,778	—	(327)	—	(3,101)	(775)	(39,490)
Deferred tax assets and liabilities	27,279	(5,290)	(3,732)	(1,505)	824	(2,943)	(775)	13,858
Impact due to foreign exchange rates		(1,124)	—	(56)	—
Total recognized		(6,414)	(3,732)	(1,561)	824

The following table outlines the changes in the deferred tax assets and liabilities during the year ended December 31, 2018:

	Balance January 1, 2018	Recognized in earnings (with translation adjustments)	Recognized in contributed surplus	Recognized in OCI	Recognized in deficit	Business acquisitions	Balance December 31, 2018
	$	$	$	$	$	$	$
Deferred tax assets
Tax credits, losses, carryforwards and other tax deductions	11,387	(3,051)	—	—	—	2,811	11,147
Property, plant and equipment	15,661	(1,751)	—	—	—	—	13,910
Pension and other post-retirement benefits	7,175	(2,604)	—	(773)	—	—	3,798
Share-based payments	4,532	(867)	(744)	—	(413)	—	2,508
Accounts payable and accrued liabilities	3,894	740	—	—	—	1,025	5,659
Goodwill and other intangibles	7,950	(952)	—	—	—	—	6,998
Trade and other receivables	344	277	—	—	—	12	633
Inventories	1,939	478	—	—	—	(155)	2,262
Other	466	190	—	—	—	(651)	5
	53,348	(7,540)	(744)	(773)	(413)	3,042	46,920
Deferred tax liabilities
Property, plant and equipment	(28,208)	(6,462)	—	—	—	(3,620)	(38,290)
Other	(1,590)	588	—	463	—	—	(539)
Goodwill and other intangibles	(9,692)	3,262	—	—	—	(18,913)	(25,343)
	(39,490)	(2,612)	—	463	—	(22,533)	(64,172)
Deferred tax assets and liabilities	13,858	(10,152)	(744)	(310)	(413)	(19,491)	(17,252)
Impact due to foreign exchange rates		1,284	—	43	—
Total recognized		(8,868)	(744)	(267)	(413)
Deductible temporary differences and unused tax losses for which no deferred tax asset is recognized in the consolidated balance sheets are as follows:

	December 31, 2018	December 31, 2017
	$	$
Tax losses, carryforwards and other tax deductions	39,787	25,004
Share-based payments	2,417	2,972
	42,204	27,976

The following table presents the amounts and expiration dates relating to unused tax credits in Canada for which no asset is recognized in the consolidated balance sheets as of December 31:

	2018	2017
	$	$
2018	—	676
2019	1,172	1,271
2020	518	561
2021	196	212
2022	446	483
2023	221	239
2024	208	225
2025	352	381
2026	269	292
2027	245	266
2028	285	309
2029	227	247
2030	207	224
2031	303	328
2032	182	197
2033	223	242
2034	197	214
2035	525	569
2036	344	373
2037	249	207
2038	581	—
Total tax credits derecognized	6,950	7,516
The following table presents the year of expiration of the Company’s operating losses carried forward in Canada as of December 31, 2018:

	Deferred tax assets not recognized
	Federal	Provincial
	$	$
2028	8,803	8,803
2029	873	873
2030	2,913	2,913
2031	1,622	1,622
2037	1,118	1,118
2038	2,407	2,407
	17,736	17,736
In addition, the Company has (i) state losses of $58.5 million (with expiration dates ranging from 2019 to 2030) for which a tax benefit of $2.5 million has been recognized; (ii) state losses of $93.2 million (with expiration dates ranging from 2019 to 2028) for which a tax benefit of $3.2 million has not been recognized; (iii) US. state credits of $0.1 million for which no tax benefit has been recognized; and (iv) $14.8 million of capital loss carryforwards with indefinite lives available to offset future capital gains in Canada for which no tax benefit has been recognized.

6 - EARNINGS PER SHARE
The weighted average number of common shares outstanding is as follows for each of the years in the three-year period ended December 31, 2018:

	2018	2017	2016
Basic	58,815,526	59,072,119	58,727,751
Effect of stock options	268,649	371,933	473,446
Effect of PSUs	—	143,717	1,168,030
Diluted	59,084,175	59,587,769	60,369,227
There were 242,918 stock options that were anti-dilutive and excluded from the calculation of weighted average diluted common shares for the year ended December 31, 2018. There were no stock options that were anti-dilutive and excluded from the calculation of weighted average diluted common shares for the years ended December 31, 2017 and 2016.
One of the Company's share-based compensation plans, the PSU plan, was amended on February 17, 2017 to provide for only cash settlement of awards. Prior to the amendment, PSUs were to be settled in common shares of the Company and were included in the calculation of weighted average diluted common shares, to the extent they were dilutive, when the applicable performance conditions had been satisfied. Subsequent to amendment, there is no impact of PSUs in the calculation of weighted average diluted common shares. Refer to Note 2 for a discussion of the impact on the calculation of earnings per share prior to February 17, 2017 and subsequent to February 17, 2017.
The effect of PSUs included in the calculation of weighted average diluted shares outstanding includes the following for each of the years in the two-year period ended December 31, 2017:

	2017	2016
PSUs which met the performance criteria	885,879	892,077
7 - INVENTORIES
Inventory is composed of the following for the years ended:

	December 31, 2018	December 31, 2017
	$	$
Raw materials	52,157	36,396
Work in process	30,017	20,207
Finished goods	88,307	71,630
Parts and supplies	20,194	18,571
	190,675	146,804
The Company recorded impairments of inventories to net realizable value in the Company’s consolidated earnings as an expense for each of the years in the three-year period ended December 31, 2018 as follows:

	2018	2017	2016
	$	$	$
Recorded in manufacturing facility closures, restructuring and other related charges	1,297	163	1,420
Recorded in cost of sales	716	801	2,019
	2,013	964	3,439

There were no reversals of impairments of inventories to net realizable value in the Company’s consolidated earnings during the year ended December 31, 2018 ($0.2 million and nil during the years ended December 31, 2017 and 2016, respectively). Refer to Note 12 for information regarding impairments of inventories.
The amount of inventories included in the Company’s consolidated earnings as an expense for each of the years in the three-year period ended December 31, 2018 is as follows:

	2018	2017	2016
	$	$	$
Inventories recognized in earnings as an expense	761,051	642,586	575,473
8 - OTHER CURRENT ASSETS
Other current assets are comprised of the following for the years ended:

	December 31, 2018	December 31, 2017
	$	$
Income taxes receivable and prepaid	6,202	4,279
Sales and other taxes receivable and credits	4,873	2,717
Prepaid expenses	8,424	6,697
Supplier rebates receivable	2,006	1,858
Reserve for inventory returns	1,227	—
Other	1,663	637
	24,395	16,188

9 - PROPERTY, PLANT AND EQUIPMENT
The following table outlines the changes to property, plant and equipment during the year ended December 31, 2017:

	Land	Buildings	Manufacturing equipment	Computer equipment and software	Furniture, office equipment and other	Construction in progress	Total
	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2016	6,130	92,945	557,317	41,643	2,467	43,993	744,495
Additions – separately acquired	—	—	—	—	—	82,510	82,510
Additions through business acquisitions	1,268	6,617	17,427	407	55	1,501	27,275
Assets placed into service	4,638	25,353	59,125	1,415	236	(90,767)	—
Disposals	(229)	(116)	(15,260)	(1,139)	(140)	—	(16,884)
Foreign exchange and other	303	2,274	8,791	176	87	598	12,229
Balance as of December 31, 2017	12,110	127,073	627,400	42,502	2,705	37,835	849,625
Accumulated depreciation and impairments
Balance as of December 31, 2016	609	61,072	411,924	35,460	1,866	86	511,017
Depreciation	—	4,341	25,717	2,172	179	—	32,409
Impairments	—	—	208	—	2	274	484
Impairment reversals	—	—	(3)	—	—	—	(3)
Disposals	—	(82)	(14,501)	(1,138)	(13)	—	(15,734)
Foreign exchange and other	—	963	6,823	158	74	(86)	7,932
Balance as of December 31, 2017	609	66,294	430,168	36,652	2,108	274	536,105
Net carrying amount as of December 31, 2017	11,501	60,779	197,232	5,850	597	37,561	313,520
The following table outlines the changes to property, plant and equipment during the year ended December 31, 2018:

	Land	Buildings	Manufacturing equipment	Computer equipment and software	Furniture, office equipment and other	Construction in progress	Total
	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2017	12,110	127,073	627,400	42,502	2,705	37,835	849,625
Additions – separately acquired	—	—	—	—	—	74,712	74,712
Additions through business acquisitions	2,400	5,720	28,619	146	163	1,334	38,382
Assets placed into service	—	10,330	42,114	1,876	785	(55,105)	—
Disposals	—	(180)	(4,667)	(230)	(137)		(5,214)
Category reclassifications	(1,641)	4,229	(2,588)	—	—		—
Foreign exchange and other	(793)	(1,755)	(8,632)	(243)	(58)	(1,107)	(12,588)
Balance as of December 31, 2018	12,076	145,417	682,246	44,051	3,458	57,669	944,917
Accumulated depreciation and impairments
Balance as of December 31, 2017	609	66,294	430,168	36,652	2,108	274	536,105
Depreciation	—	5,615	30,154	2,245	534	—	38,548
Impairments	370	820	3,649	—	—	84	4,923
Disposals	—	(118)	(4,305)	(229)	(128)	—	(4,780)
Foreign exchange and other	—	(1,035)	(5,662)	(208)	(48)	(2)	(6,955)
Balance as of December 31, 2018	979	71,576	454,004	38,460	2,466	356	567,841
Net carrying amount as of December 31, 2018	11,097	73,841	228,242	5,591	992	57,313	377,076
Capital expenditures incurred in the year ended December 31, 2018 were primarily to support the greenfield manufacturing facilities in India as well as capacity expansion at the Midland, North Carolina manufacturing facility and other growth initiatives. As of December 31, 2018, the Company had commitments to suppliers to purchase machinery and equipment totalling $16.3 million primarily to support the greenfield manufacturing facilities in India and other growth initiatives. It is expected that such amounts will be paid out in the next twelve months and will be funded by the Company's borrowings and cash flows from operating activities.
Capital expenditures incurred in the year ended December 31, 2017 were primarily to support the construction of the Midland, North Carolina manufacturing facility, the construction of the greenfield manufacturing facilities in India, the capacity expansion of stretch film production at the Danville, Virginia manufacturing facility and other growth initiatives and maintenance needs. As of December 31, 2017, the Company had commitments to suppliers to purchase machinery and equipment totalling $29.3 million primarily to support the construction of the greenfield manufacturing facilities in India, shrink film capacity expansion at the Tremonton, Utah manufacturing facility, capacity expansion at the Midland, North Carolina manufacturing facility and other growth initiatives.
During the year ended December 31, 2018, the loss on disposals amounted to 0.2 million ($0.3 million and 0.1 million loss on disposals in 2017 and 2016, respectively).
Supplemental information regarding property, plant and equipment is as follows for the years ended:

	December 31, 2018	December 31, 2017
Interest capitalized to property, plant and equipment	$2,277	$1,378
Weighted average capitalization rates	7.64%	3.02%
10 - OTHER ASSETS
Other assets are comprised of the following for the years ended:

	December 31, 2018	December 31, 2017
	$	$
Corporate owned life insurance held in grantor trust	4,210	2,738
Interest rate swap agreements (1)	2,605	2,139
Prepaid software licensing	1,173	1,402
Deposits	1,194	272
Cash surrender value of officers’ life insurance	358	375
Other	46	72
	9,586	6,998
(1)Refer to Note 22 for additional information regarding the fair value of interest rate swap agreements.

11 - INTANGIBLE ASSETS
The following tables outline the changes in intangible assets during the period:

	Distribution rights	Customer contracts	License agreements	Customer lists	Software (1)	Patents/ Trademark/Trade names (2)	Non-compete agreements	Total
	$	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2016	2,697	1,037	302	26,206	1,783	2,216	7,896	42,137
Additions – separately acquired	—	—	—	—	3,108	452	—	3,560
Additions through business acquisitions	—	—	—	5,284	—	6,088	328	11,700
Net foreign exchange differences	182	70	—	1,151	—	179	496	2,078
Balance as of December 31, 2017	2,879	1,107	302	32,641	4,891	8,935	8,720	59,475
Accumulated amortization and impairments
Balance as of December 31, 2016	2,678	1,037	210	2,296	1,016	509	341	8,087
Amortization	20	—	7	2,504	283	(4)	919	3,729
Net foreign exchange differences	181	70	—	77	—	—	13	341
Balance as of December 31, 2017	2,879	1,107	217	4,877	1,299	505	1,273	12,157
Net carrying amount as of December 31, 2017	—	—	85	27,764	3,592	8,430	7,447	47,318

Gross carrying amount
Balance as of December 31, 2017	2,879	1,107	302	32,641	4,891	8,935	8,720	59,475
Additions – separately acquired	—	—	—	—	1,617	16	—	1,633
Additions through business acquisitions	—	—	—	75,683	—	6,810	380	82,873
Net foreign exchange differences	(224)	(86)	—	(2,075)	19	(723)	(733)	(3,822)
Balance as of December 31, 2018	2,655	1,021	302	106,249	6,527	15,038	8,367	140,159
Accumulated amortization and impairments
Balance as of December 31, 2017	2,879	1,107	217	4,877	1,299	505	1,273	12,157
Amortization	—	—	7	4,698	557	101	918	6,281
Net foreign exchange differences	(224)	(86)	—	(265)	19	2	(114)	(668)
Balance as of December 31, 2018	2,655	1,021	224	9,310	1,875	608	2,077	17,770
Net carrying amount as of December 31, 2018	—	—	78	96,939	4,652	14,430	6,290	122,389

(1)	Includes $0.2 million and $0.9 million of acquired software licenses during the years ended December 31, 2018 and 2017, respectively.

(2)	Includes a trademark and trade names not subject to amortization totalling $13.8 million and $8.0 million as of December 31, 2018 and 2017, respectively.

12 - IMPAIRMENT OF ASSETS
CGU Determination and Indicators of Impairment
In updating its determination of CGUs and applying any related indicators of impairment, the Company took into consideration the manufacturing facility closures and other related activities that have taken place over the course of the year; the expected costs, timeline, and future benefits expected from its major capital expenditure projects; the impact of acquisitions; as well as changes in the interdependencies of cash flows among the Company’s manufacturing sites. As a result of this analysis, the Company’s CGUs consist of the following:

•	The tapes and films CGU (the "T&F CGU") includes the Company’s tape and film manufacturing locations in the United States, Canada and India that it owned prior to 2018.

•
As discussed in Note 17, the Company acquired 100% of the equity value of Polyair in 2018. Polyair is a separate CGU at this time, but integration efforts continue to merge this CGU's cash flows into the network of the T&F CGU. Management monitors the goodwill balance of Polyair combined with the T&F CGU assets as it remains focused on achieving its strategic plan of developing significant acquisition synergies, and as a result of those synergies, having interdependencies of cash flows. Accordingly, the assets of Polyair are included in the tapes and film impairment test discussed further below (the “T&F Group”).

•
The engineered coated products (“ECP CGU") remains the Company’s ECP manufacturing facilities in the United States and Canada that it owned prior to 2018, as well as the newly-acquired Capstone facility discussed in Note 17. Capstone is part of the ECP CGU as it will support and expand the Company's operations in this area.

•
As discussed in Note 17, the Company acquired substantially all of the operating assets of Maiweave in 2018. Management monitors the goodwill balance of Maiweave combined with the ECP CGU assets as it remains focused on achieving its strategic plan of developing significant synergies, and as a result of those synergies, having interdependencies of cash flows. Accordingly, the assets of Maiweave are included in the ECP impairment test discussed below (the “ECP Group”).

•	The Company’s other CGU, Fibope, consists of the Company’s operating site in Portugal.
There were no indicators of impairment for any of the CGUs previously described. Due to the significant amount of recorded goodwill and indefinite-lived intangible assets associated with the T&F Group and the ECP Group, the Company conducted an impairment test as discussed further below. The test did not result in any impairment being recognized as of December 31, 2018 and 2017. Unrelated to the impairment tests performed at the CGU level, there were impairments of certain individual assets as disclosed in the impairments table below, which primarily relate to manufacturing facility closures, restructuring and other related charges.
The Company also considers indicators for the reversal of prior impairment charges recorded, which is based on the recent and projected results of CGUs and specific asset groups that were previously impaired. For the year ended December 31, 2018, this analysis did not result in any impairment reversals.
Impairment Testing
All of the Company’s carrying amounts of goodwill, intangible assets with indefinite useful lives and software not yet available for use as of December 31, 2018 relate to the T&F Group and the ECP Group. The Company performed the required annual impairment test for these asset groups in the fourth quarter of 2018. The impairment test for the asset groups was determined based on value in use. The key assumptions used in each discounted cash flow projection, management’s approach to determine the value assigned to each key assumption, and other information as required for the asset groups are outlined in the table below. Reasonably possible changes in the key assumptions below would not be expected to cause the carrying amount of the asset groups to exceed its recoverable amount, in which case an impairment would otherwise be recognized.
Revenue and other future assumptions used in these models were prepared in accordance with IAS 36 – Impairment of Assets and, as such, do not include the benefit from obtaining or the incremental costs to obtain growth initiatives or cost reduction programs that the Company may be planning but has not yet undertaken within its current asset base.

Details of the key assumptions used in impairment tests performed as of December 31, 2018 are outlined below:

	T&F Group	ECP Group
Carrying amount allocated to the asset group:
Goodwill	$101,769	$5,945
Intangible assets with indefinite useful lives	$13,841	$0
Results of test performed as of December 31, 2018:
Recoverable amount	$1,428,909	$188,736
Annual revenue growth rates (1)	13.0% in 2019, 2.5%-3.3% thereafter	32.8% in 2019, 7.6% in 2020, tapering down to 2.5% thereafter
Discount rate (2)	8.8%	11.6%
Cash flows beyond 2019 have been extrapolated using a steady growth rate of (3)	2.5%	2.5%
Income tax rate (4)	25.0%	27.0%

(1)
For both models, the annual revenue growth rate for 2019 is based on projections presented to management and the Board of Directors. The projected revenue growth rates for the period are consistent with the Company's recent history of sales volumes within the asset group, as well as the Company’s expectation that its sales will at least match gross domestic product growth.

For the T&F Group, the 2019 projections reflect a full year of benefit from owning Polyair. Beyond 2019, the projections assume that the Company’s revenue will grow consistent with United States gross domestic product average projections, and from anticipated synergies realized from Polyair cross-selling opportunities.

For the ECP Group, the 2019 projection reflects a full year of benefit from Capstone's operations as well as the acquisition of Maiweave. The Company expects additional ramping up of revenue from the group due to integration and capital expenditure efforts in 2020, and then tapering down to sustained growth levels consistent with United States gross domestic product.

(2)	The discount rate used is the estimated weighted average cost of capital for the asset group, using observable market rates and data based on a set of publicly traded industry peers.

(3)
Cash flows beyond 2019 have been primarily extrapolated using declining growth rates through 2028 and then a per annum growth rate which is at or below the projected long-term average growth rate for the asset group. Cash flows resulting from expected business combination synergies and new production capacity currently under construction are included discretely in the projection period through 2023 consistent with anticipated ramp-up periods for each project.

(4)	The income tax rate represents an estimated effective tax rate based on enacted or substantively enacted rates.
Sensitivity analysis performed as of December 31, 2018 using reasonably possible changes in key assumptions above are outlined below:

	T&F Group	ECP Group
Revenue growth rates	10.1% in 2019, 0% thereafter	30.5% in 2019, 3.6% in 2020, tapering down to 1% thereafter
Discount rate	11.0%	13.1%
Cash flows beyond 2019 have been extrapolated using a steady growth rate of	1.0%	1.0%
Income tax rate	35.0%	37.0%
There was no impairment indication resulting from changing the individual assumptions above.

Details of the key assumptions used in impairment tests performed as of December 31, 2017 are outlined below:

Carrying amount allocated to the asset group
Goodwill	$41,690
Intangible assets with indefinite useful lives	$7,964
Results of test performed as of December 31, 2017:
Recoverable amount	$971,752
Annual revenue growth rates (1)	10.2% in 2018, 2.5% thereafter
Discount rate (2)	10.6%
Cash flows beyond 2018 have been extrapolated using a steady growth rate of (3)	2.5%
Income tax rate (4)	23.0%

(1)
The annual revenue growth rate for 2018 is based on projections presented to management and the Board of Directors. This projection reflects a full year of benefit from owning Cantech, as well as the expected benefits from recently completed capital expenditure projects, such as the new Midland, North Carolina manufacturing facility. Beyond 2018, the projections assume that the Company’s revenue will grow consistent with United States gross domestic product projections. The revenue growth rates for the period are consistent with recent history of sales volumes within the asset group, as well as the Company’s expectations for its sales to at least match gross domestic product growth.

(2)	The discount rate used is the estimated weighted average cost of capital for the asset group, using observable market rates and data based on a set of publicly traded industry peers.

(3)	Cash flows beyond 2018 have been extrapolated using a per annum growth rate which is at or below the projected long-term average growth rate for the asset group.

(4)	The income tax rate represents an estimated effective tax rate based on enacted or substantively enacted rates.
Sensitivity analysis performed as of December 31, 2017 using reasonably possible changes in key assumptions above are outlined below:

Revenue growth rates	6.6% in 2018, 0% thereafter
Discount rate	12.0%
Cash flows beyond 2018 have been extrapolated using a steady growth rate of	1.0%
Income tax rate	39.0%
There was no impairment resulting from changing the individual assumptions above.

Impairments
Impairments recognized during the years ended December 31, 2018 and 2017 and reversals of impairments recognized during the year ended December 31, 2017 are presented in the table below. There were no reversals of impairments recognized during the year ended December 31, 2018.

	2018	2017
	Impairment recognized	Impairment recognized	Impairment reversed
	$	$	$
Classes of assets impaired
Manufacturing facility closures, restructuring and other related charges
Inventories	1,297	338	(175)
Parts and supplies	—	—	(12)
Property, plant and equipment
Land	370	—	—
Buildings	820	—	—
Manufacturing equipment	3,649	208	(1)
Construction in progress	—	82	—
	6,136	628	(188)
Cost of sales
Inventories	716	801	—
Property, plant and equipment
Manufacturing equipment	—	—	(2)
Furniture, office equipment and other	—	2	—
Construction in progress	84	192	—
	800	995	(2)
Total	6,936	1,623	(190)
The assets impaired during the year ended December 31, 2018 were primarily the result of the closure of the Johnson City, Tennessee manufacturing facility as discussed in Note 4. The assets impaired during the year ended December 31, 2017 were primarily the result of provisions for slow-moving and obsolete inventory and small-scale restructuring initiatives as discussed in Note 4.
The Company used its best estimate in assessing the likely outcome for each of the assets. The recoverable amount of the assets in all cases was fair value less costs to sell.

13 - BORROWINGS

Borrowings are comprised of the following for the years ended:

		December 31, 2018		December 31, 2017
	Maturity	Weighted average effective interest rate	$	Weighted average effective interest rate	$
Senior Unsecured Notes (a)	October 2026	7.00%	245,252	—	—
2018 Credit Facility (b)	June 2023	4.26%	219,084	—	—
2014 Revolving Credit Facility (c)	Repaid in 2018	4.91%	—	3.39%	254,773
2018 Powerband Credit Facility (d)	Various until August 2023	9.91%	16,338	—	—
Powerband Revolving Line of Credit (e)	Repaid in 2018	9.15%	—	8.75%	9,563
2018 Capstone Credit Facility (f)	June 2023	7.63%	7,585	—	—
Forgivable government loans (g)	January 2024 and 2026	1.25%	6,014	1.25%	4,660
Finance lease liabilities (h)	Various until June 2022	3.82%	5,712	3.11%	8,817
Term and other loans (i)	Repaid in 2018	—	—	9.05%	1,650
Total borrowings			499,985		279,463
Less: current borrowings			14,389		14,979
Total long-term borrowings			485,596		264,484
The aggregate principal amounts of the related borrowings in the table above are presented net of debt issuance costs of $7.1 million and $1.4 million as of December 31, 2018 and 2017, respectively, and imputed interest of $0.4 million and $0.3 million December 31, 2018 and 2017, respectively, totalling $6.7 million and $1.1 million as of December 31, 2018 and 2017, respectively.
Repayments of borrowings are due as follows:

	Finance lease liabilities	Other borrowings
	$	$
2019	1,627	12,948
2020	839	13,631
2021	688	17,006
2022	2,914	18,780
2023	136	188,223
Thereafter	34	250,826
Total payments	6,238	501,414
Interest expense included in minimum lease payments	526	—
Total	5,712	501,414

(a)	Senior Unsecured Notes
On October 15, 2018, the Company completed the private placement of $250 million aggregate principal amount of senior unsecured notes due October 15, 2026 ("Senior Unsecured Notes") with certain guarantors and Regions Bank, as Trustee. The Company incurred debt issue costs of $5.1 million which were capitalized and are being amortized using the straight-line method over the eight-year term. The Company used the net proceeds to partially repay borrowings under the 2018 Credit Facility (defined below) and to pay related fees and expenses, as well as for general corporate purposes. The Senior Unsecured Notes bear interest at a rate of 7.00% per annum, payable semi-annually, in cash, in arrears on April 15 and October 15 of each year, beginning on April 15, 2019.
As of December 31, 2018, the Senior Unsecured Notes outstanding balance amounted to $250.0 million ($245.3 million, net of $4.7 million in unamortized debt issue costs).

On or after October 15, 2021, the Company may redeem the Senior Unsecured Notes at its option, in whole or in part, on certain redemption dates and at certain redemption prices specified in the indenture, plus any accrued and unpaid interest. If the Company experiences a change of control, it may be required to offer to repurchase the Senior Unsecured Notes at a purchase price equal to 101% of their aggregate principal amount plus any accrued and unpaid interest up to, but excluding, the date of such repurchase.
The indenture contains usual and customary incurrence based covenants which are generally less restrictive than covenants under the 2018 Credit Facility and, among other things, limit the Company's ability to incur additional debt; pay dividends, redeem stock or make other distributions; enter into certain types of transactions with affiliates; incur liens on assets; make certain restricted payments and investments; engage in certain asset sales, including sale and leaseback transactions; agree to certain restrictions on the ability of restricted subsidiaries to make payments to the Company; and merge, consolidate, transfer or dispose of substantially all assets. Certain of these covenants will be suspended if the Senior Unsecured Notes are assigned an investment grade rating by Standard & Poor's Rating Services and Moody's Investors Services, Inc. None of these covenants are considered restrictive to the Company’s operations and as of December 31, 2018, the Company was in compliance with all of these debt covenants. The Senior Unsecured Notes are guaranteed by all direct and indirect subsidiaries of the Parent Company that are borrowers or guarantors under the 2018 Credit Agreement. Under the terms of the indenture, any direct or indirect subsidiaries that in the future become borrowers or guarantors under the 2018 Credit Agreement shall also be guarantors of the Senior Unsecured Notes.

(b)	2018 Credit Facility
On June 14, 2018, the Company entered into a five-year, $600.0 million credit facility (“2018 Credit Facility”) with a syndicated lending group, refinancing and replacing the Company's previous $450.0 million credit facility that was due to mature in November 2019 ("2014 Revolving Credit Facility").
In securing the 2018 Credit Facility, the Company incurred debt issue costs amounting to $2.7 million which were capitalized and are being amortized using the straight-line method over the five-year term.
The 2018 Credit Facility consists of a $400.0 million revolving credit facility (“2018 Revolving Credit Facility”) and a $200.0 million term loan (“2018 Term Loan”). The 2018 Term Loan amortizes $65.0 million until March 2023 ($5.0 million in 2018, $10.0 million in 2019, $12.5 million in 2020, $15.0 million in 2021, $17.5 million in 2022, and $5.0 million in 2023), and the remaining balance of the 2018 Credit Facility is due upon maturity in June 2023. The 2018 Credit Facility also includes an incremental accordion feature of $200.0 million, which enables the Company to increase the limit of this facility (subject to the credit agreement's terms and lender approval) if needed. The 2018 Credit Facility matures on June 14, 2023 and bears an interest rate based, at the Company’s option, on the London Inter-bank Offered Rate ("LIBOR"), the Federal Funds Rate, or Bank of America’s prime rate, plus a spread varying between 25 and 250 basis points (250 basis points as of December 31, 2018) depending on the debt instrument's benchmark interest rate and the consolidated secured net leverage ratio.
As of December 31, 2018, the 2018 Term Loan's outstanding principal balance amounted to $195.0 million and the 2018 Revolving Credit Facility’s outstanding principal balance amounted to $26.4 million, for a total gross outstanding principal balance under the 2018 Credit Facility of $221.4 million (net outstanding principal balance of $219.1 million, net of $2.3 million in unamortized debt issue costs). Standby letters of credit totalled $7.4 million resulting in total utilization under the 2018 Credit Facility of $228.8 million. Accordingly, the unused availability under the 2018 Credit Facility as of December 31, 2018 amounted to $366.2 million.
The 2018 Credit Facility is secured by a first priority lien on all personal property of the Company and all current and future material subsidiaries who are borrowers or guarantors under the facility.
The 2018 Credit Facility has two financial covenants, a consolidated secured net leverage ratio not to be more than 3.50 to 1.00, with an allowable temporary increase to 4.00 to 1.00 for the quarter in which the Company consummates an acquisition with a price not less than $50 million and the following three quarters, and a consolidated interest coverage ratio not to be less than 3.00 to 1.00. The Company was in compliance with the consolidated secured net leverage ratio and consolidated interest coverage ratio, which were 1.42 and 7.17, respectively, as of December 31, 2018. In addition, the 2018 Credit Facility has certain non-financial covenants, such as covenants regarding indebtedness, investments, and asset dispositions. The Company was in compliance with all covenants as of and for the year ended December 31, 2018.

(c)	2014 Revolving Credit Facility
On June 14, 2018, the 2014 Revolving Credit Facility's outstanding balance of $304.7 million was repaid in full resulting in satisfaction and discharge of the first priority lien. A corresponding write-off of debt issue costs of $1.0 million was recorded as interest expense under the caption finance costs in earnings.
In November 2014, the Company secured the 2014 Revolving Credit Facility, a five-year, $300.0 million revolving credit facility with a syndicate of financial institutions. On June 9, 2017, the Company amended the 2014 Revolving Credit Facility to increase its borrowing limit by $150.0 million, bringing the 2014 Revolving Credit Facility credit limit to $450.0 million. The credit agreement also included an incremental accordion feature of $150.0 million, which would have enabled the Company to increase the limit of the 2014 Revolving Credit Facility, subject to the credit agreement’s terms and lender approval, if needed.
The 2014 Revolving Credit Facility bore interest based primarily on the LIBOR, or other floating rate for credit loans denominated in an alternative currency, plus a spread varying between 100 and 225 basis points depending on the consolidated total leverage ratio (175 basis points as of December 31, 2017). Revolving credit loans denominated in the alternative currency of Canadian dollars bore interest primarily at the Canadian Dollar Offer Rate ("CDOR") plus the applicable margin mentioned above and any mandatory costs. As of December 31, 2017, the 2014 Revolving Credit Facility’s total utilization amounted to $272.5 million, which consisted of $256.2 million of borrowed funds ($254.8 million, net of $1.4 million in unamortized debt issue costs) and $16.3 million in standby letters of credit.
The 2014 Revolving Credit Facility was secured by a first priority lien on substantially all personal property of the Company and all current and future material subsidiaries who are borrowers or guarantors under the facility.
The 2014 Revolving Credit Facility had, in summary, three financial covenants: (i) a consolidated total leverage ratio not to be greater than 3.25 to 1.00, with an allowable temporary increase to 3.75 to 1.00 for the four quarters following an acquisition with a price not less than $50.0 million, (ii) a consolidated debt service ratio not to be less than 1.50 to 1.00, and (iii) the aggregated amount of all capital expenditures in any fiscal year may not exceed $100.0 million.

(d)	2018 Powerband Credit Facility
On July 4, 2018, Powerband, one of the Company's subsidiaries, entered into an Indian Rupee ("INR") 1,300.0 million ($19.0 million) credit facility (“2018 Powerband Credit Facility”) subsequently replacing Powerband's previous outstanding debt consisting of a term loan and revolving line of credit ("Powerband Revolving Line of Credit"). In December 2018, Powerband amended the 2018 Powerband Credit Facility to reallocate and increase its credit limit by INR 100 million ($1.4 million), bringing the total 2018 Powerband Credit Facility limit to INR 1,400.0 million ($19.3 million).
The 2018 Powerband Credit Facility is guaranteed by the Parent Company, and local assets (carrying amount of $30.2 million as of December 31, 2018) are required to be pledged. Powerband is prohibited from granting liens on its assets without the consent of the lender under the 2018 Powerband Credit Facility. Funding under the 2018 Powerband Credit Facility is not committed and could be withdrawn by the lender with 10 days' notice. Additionally, under the terms of the 2018 Powerband Credit Facility, Powerband's debt to net worth ratio (as defined by the credit agreement) must be maintained below 3.00. Powerband was in compliance with the debt to net worth ratio (2.07 as of December 31, 2018) as of and for the year ended December 31, 2018.
As of December 31, 2018, the 2018 Powerband Credit Facility credit limit was INR 1,400.0 million ($20.0 million), consisting of:

•
INR 960.0 million ($13.7 million) demand term loan (“2018 Powerband Demand Term Loan”) restricted for capital projects with a bullet repayment after five years and bears interest based on the prevailing Indian Marginal Cost-Lending Rate ("IMCLR"), maturing in August 2023;

•
INR 65.0 million ($0.9 million) term loan ("2018 Powerband Term Loan") restricted for capital projects, payable in monthly installments over four years and bears interest based on the prevailing IMCLR, maturing in December 2021;

•
INR 175.0 million ($2.5 million) working capital loan facility (“2018 Powerband Working Capital Loan Facility”) that renews annually and is due upon demand and bears interest based on the prevailing IMCLR; and

•	INR 200 million ($2.9 million) bridge loan ("2018 Powerband Bridge Loan") restricted for capital projects and bears interest based on the prevailing IMCLR, maturing in June 2019.
As of December 31, 2018, the 2018 Powerband Demand Term Loan's outstanding balance amounted to INR 960.0 million ($13.7 million), the 2018 Powerband Term Loan's outstanding balance amounted to INR 61.0 million ($0.9 million), the 2018 Powerband Working Capital Loan Facility’s outstanding balance was INR 26.9 million ($0.4 million), and the 2018 Powerband Bridge Loan outstanding balance was INR 100 million ($1.4 million), for a total gross outstanding balance under the 2018 Powerband Credit

Facility of INR 1,147.9 million ($16.4 million). Net of INR 5.5 million ($0.1 million) unamortized debt issue costs, the 2018 Powerband Credit Facility outstanding balance was INR 1,142.4 million ($16.3 million). Including INR 30.2 million ($0.4 million) in standby letters of credit, total utilization under the 2018 Powerband Credit Facility amounted to INR 1,178.1 million ($16.8 million). Accordingly, the 2018 Powerband Credit Facility's unused availability as of December 31, 2018 amounted to INR 221.9 million ($3.2 million).
USD amounts presented above are translated from INR and are impacted by fluctuations in the USD and INR exchange rates.

(e)	Powerband Revolving Line of Credit
Prior to entering into the 2018 Powerband Credit Facility discussed above, Powerband maintained the Powerband Revolving Line of Credit bearing interest based on the prevailing IMCLR plus a premium of 0.60%. The Powerband Revolving Line of Credit had an outstanding balance of INR 610.6 million ($9.6 million) as of December 31, 2017. The Powerband Revolving Line of Credit was repaid in full in 2018.

(f)	2018 Capstone Credit Facility
On February 6, 2018, Capstone, one of the Company's subsidiaries, entered into an INR 975.0 million ($15.0 million) credit facility ("2018 Capstone Credit Facility"). The 2018 Capstone Credit Facility consists of an INR 585.0 million ($9.0 million) term loan facility ("Capstone Term Loan Facility") for financing capital expenditures and INR 390.0 million ($6.0 million) working capital facility ("Capstone Working Capital Facility") and bears interest based on the prevailing IMCLR. The 2018 Capstone Credit Facility matures in June 2023. Funding under the Capstone Term Loan Facility is committed, while the Capstone Working Capital Facility is uncommitted. Borrowings under the 2018 Capstone Credit Facility mature in June 2023, are guaranteed by the Parent Company, and are otherwise unsecured.
As of December 31, 2018, the 2018 Capstone Credit Facility credit limit was INR 975.0 million ($13.9 million). The Capstone Term Loan Facility had an outstanding balance of INR 422.4 million ($6.0 million), and the Capstone Working Capital Facility outstanding balance was INR 108.0 million ($1.6 million) for a total gross outstanding amount of INR 530.4 million ($7.6 million). Including INR 44.5 million ($0.6 million) in standby letters of credit, total utilization under the 2018 Capstone Credit Facility amounted to INR 574.9 million ($8.2 million). Accordingly, as of December 31, 2018, the 2018 Capstone Credit Facility's unused availability was INR 400.1 million ($5.7 million), comprised of committed availability equaling INR 162.6 million ($2.3 million) and uncommitted availability amounting to INR 237.5 million ($3.4 million).
USD amounts presented above are translated from INR and are impacted by fluctuations in the USD and INR exchange rates.

(g)	Forgivable government loans
In August 2015, one of the Company’s wholly-owned subsidiaries entered into a partially forgivable loan. The loan was entered into with Agencia para Investmento Comercio Externo de Portugal, EPE ("AICEP"), the Portuguese agency for investment and external trade, as part of financing a capital expansion project. Based on the terms of the agreement, 50% of the loan will be forgiven in 2020 based on satisfying certain 2019 targets, including financial metrics and headcount additions. The partially forgivable loan is non-interest bearing with semi-annual installments of principal due from July 2018 through January 2024.
To reflect the benefit of the interest-free status, the loan was discounted to its estimated fair value using a discount rate of 1.25% which reflects the borrowing cost of the Company’s wholly-owned subsidiary. The loan had an outstanding balance of €4.4 million ($5.1 million) as of December 31, 2018 and €4.4 million ($5.0 million) as of December 31, 2017. The difference between the gross proceeds and the fair value of the loan, which totalled €4.3 million ($4.9 million) as of December 31, 2018 (€3.8 million ($4.7 million) as of December 31, 2017) is the benefit derived from the interest-free loan and is recognized as deferred income in the Company's consolidated balance sheet in the caption other liabilities in the amount of $0.3 million as of December 31, 2018 and 2017.
In February 2018, the same subsidiary entered into a second partially forgivable loan with the AICEP for up to €8.2 million ($10.2 million) to finance an additional capital expansion project. Based on the terms of the agreement, 60% of the loan will be forgiven in 2022 based on satisfying certain 2021 targets, including financial metrics and headcount additions. The partially forgivable loan is non-interest bearing and semi-annual installments of principal are due beginning in December 2020 through June 2026.
To reflect the benefit of the interest-free status, the loan was discounted to its estimated fair value using a discount rate of 1.25% which reflects the borrowing cost of the Company’s wholly-owned subsidiary. The loan had an outstanding balance of €1.0 million ($1.2 million) as of December 31, 2018. The difference between the gross proceeds and the fair value of the loan, which totalled

€0.9 million ($1.1 million) as of December 31, 2018 is the benefit derived from the interest-free loan and is recognized as deferred income in the Company's consolidated balance sheet in the caption other liabilities in the amount of $0.1 million as of December 31, 2018.
USD amounts presented above are translated from Euros and are impacted by fluctuations in the USD and Euro exchange rates.
When the capital expansion assets are placed into service, the deferred income will be recognized in earnings through cost of sales on a systematic basis over the related assets’ useful lives. In addition, imputed interest expense will be recorded over the life of the loans so that at the end of the loan periods the amounts to be reimbursed will equal the nominal amounts. Interest expense of less than $0.1 million was recognized on these loans during the years ended December 31, 2018 and 2017.

(h)	Finance lease liabilities
The Company has obligations under finance lease liabilities for the rental of a building, computer hardware, manufacturing equipment and office equipment, payable in monthly installments, including interest, ranging from $238 to $263,450 for 2018 and from $127 to $263,450 for 2017. In addition, a $2.5 million lump sum payment is due in June 2022 under one of the lease liabilities. The finance lease liabilities are secured by the assets under lease with the following carrying amounts included in property, plant and equipment for the years ended:

	December 31, 2018	December 31, 2017
	$	$
Buildings	1,526	1,978
Manufacturing equipment (1)	18,233	19,304
Furniture, office equipment, and other	301	—
	20,060	21,282

(1)
The finance lease liabilities related to manufacturing equipment include a secured debt equipment finance agreement for qualifying US capital expenditures during the period of May 2012 through March 31, 2014 totalling $25.7 million, payable in monthly installments ranging from $39,329 to $263,450, including interest, over the applicable terms. The terms of the arrangement include multiple individual finance leases, each of which has a term of 60 months and a fixed interest rate of 2.74%, 2.90%, and 2.95% for leases scheduled prior to January 1, 2013, January 1, 2014, and March 31, 2014, respectively. The finance lease agreements are secured by equipment with a net book value of $16.8 million as of December 31, 2018 ($18.9 million as of 2017).

(i)	Term and other loans
Prior to entering into the 2018 Powerband Credit Facility, as discussed above, Powerband maintained a term loan which was repayable in 61 monthly installments and bore interest based on the prevailing IMCLR, plus a premium of 0.90%. The loan totalled $1.2 million (INR 79.3 million) as of December 31, 2017 and was repaid in full in 2018.

Reconciliation of liabilities arising from financing activities
The changes in the Company’s liabilities arising from financing activities can be classified as follows:

	Borrowings, non-current (excluding finance lease liabilities)	Borrowings, current (excluding finance lease liabilities)	Finance lease liabilities	Total
	$	$	$	$
Balance as of December 31, 2016	163,648	1,912	14,265	179,825
Cash flows:
Proceeds	225,498	31,523	—	257,021
Repayments	(132,273)	(24,112)	(5,722)	(162,107)
Debt issuance costs	(683)	—	—	(683)
Non-cash:
New finance leases	—	—	276	276
Additions through business acquisitions	—	559	—	559
Amortization of debt issuance costs	651	—	—	651
Foreign exchange and other	3,675	248	(2)	3,921
Reclassification	(216)	216	—	—
Balance as of December 31, 2017	260,300	10,346	8,817	279,463

	Borrowings, non-current (excluding finance lease liabilities)	Borrowings, current (excluding finance lease liabilities)	Finance lease liabilities	Total
	$	$	$	$
Balance as of December 31, 2017	260,300	10,346	8,817	279,463
Cash flows:
Proceeds	942,881	49,036	—	991,917
Repayments	(710,567)	(47,109)	(4,946)	(762,622)
Debt issuance costs	(7,862)			(7,862)
Non-cash:
New finance leases	—	—	1,585	1,585
Additions through business acquisitions	346	728	200	1,274
Amortization of debt issuance costs	861	—	—	861
Write-off of debt issuance costs	1,045	—	—	1,045
Foreign exchange and other	(5,009)	(723)	56	(5,676)
Reclassification	(670)	670	—	—
Balance as of December 31, 2018	481,325	12,948	5,712	499,985

14 - PROVISIONS AND CONTINGENT LIABILITIES
The Company’s current known provisions and contingent liabilities consist of environmental and restoration obligations, termination benefits and other and litigation.
The reconciliation of the Company’s provisions is as follows:

	Environmental	Restoration	Termination benefits and other	Litigation	Total
	$	$	$	$	$
Balance, December 31, 2016	2,506	1,859	1,383	143	5,891
Provisions assumed through business acquisitions	192	—	—	—	192
Additional provisions	—	5	516	—	521
Amounts used	(417)	(505)	(1,200)	(104)	(2,226)
Amounts reversed	—	(387)	(152)	—	(539)
Net foreign exchange differences	7	25	7	—	39
Balance, December 31, 2017	2,288	997	554	39	3,878

Amount presented as current	106	55	457	39	657
Amount presented as non-current	2,182	942	97	—	3,221
Balance, December 31, 2017	2,288	997	554	39	3,878

Provisions assumed through business acquisitions	50	602	30	942	1,624
Additional provisions	100	7	2,054	250	2,411
Amounts used	(88)	(5)	(769)	(33)	(895)
Amounts reversed	(506)	—	—	—	(506)
Net foreign exchange differences	(15)	(33)	(8)	—	(56)
Balance, December 31, 2018	1,829	1,568	1,861	1,198	6,456

Amount presented as current	184	50	1,772	256	2,262
Amount presented as non-current	1,645	1,518	89	942	4,194
Balance, December 31, 2018	1,829	1,568	1,861	1,198	6,456
The environmental provision pertains primarily to the post-closure activities of the Columbia, South Carolina manufacturing facility.
The restoration provision pertains to leases at manufacturing facilities where the Company is obligated to restore the leased properties to the same condition that existed at the lease commencement date. The carrying amount of this obligation is based on management’s best estimate of the costs of the permanent removal of the Company’s manufacturing equipment used in these facilities. The restoration provisions increased during the year ended December 31, 2018, due to the additional leased manufacturing facilities as a result of the Company's purchase of Polyair on August 3, 2018. Refer to Note 17 for additional information on business acquisitions. Restoration obligations settled during the year ended December 31, 2017 were primarily related to the closure of the Fairless Hills, Pennsylvania manufacturing facility other small restructuring initiatives.
Termination benefits added during the year ended December 31, 2018 relate primarily to the closure of the Johnson City, Tennessee manufacturing facility and other restructuring initiatives. Termination benefits settled during the year ended December 31, 2017 were primarily related to the closure of the Fairless Hills, Pennsylvania manufacturing facility. Refer to Note 4 for additional information on manufacturing facility closures, restructuring and other related charges.
The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no material amounts have been recorded as of December 31, 2018.

As of December 31, 2018, and 2017, no reimbursements are expected to be received by the Company for any of the provided amounts and there were no contingent assets at any of the financial statement reporting dates covered by these consolidated financial statements.
15 - OTHER LIABILITIES
Other liabilities are comprised of the following for the years ended:

	December 31, 2018	December 31, 2017
	$	$
Deferred compensation (1)	2,561	939
Amounts due to former shareholders of Polyair (2)	1,653	—
Other	1,010	1,017
	5,224	1,956

(1)	Refer to Note 18 for additional information on other long-term employee benefit plans.

(2)
Represents amounts payable to the former shareholders of Polyair relating to estimated income tax benefits as a result of the Company's payment of certain deal-related costs on behalf of Polyair. Refer to Note 17 for additional information on the purchase of Polyair and the amounts due to its former shareholders.

16 - CAPITAL STOCK
Authorized
The Company is authorized to issue an unlimited number of common shares without par value.
Class “A” preferred shares, issuable in series, rank in priority to the common shares with respect to dividends and return of capital on dissolution. The Board of Directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attached to the shares of each series. No Class A preferred shares have been issued.
Common Shares
The Company’s common shares outstanding as of December 31, 2018 and 2017, were 58,650,310 and 58,799,910, respectively.

Dividends
Cash dividends paid are as follows for each of the years in the three-year period ended December 31, 2018:

Declared Date	Paid date	Per common share amount	Shareholder record date	Common shares issued and outstanding	Aggregate payment (1)
March 9, 2016	March 31, 2016	$0.13	March 21, 2016	58,522,835	$7,509
May 9, 2016	June 30, 2016	$0.13	June 15, 2016	58,602,835	$7,574
August 10, 2016	September 30, 2016	$0.14	September 15, 2016	58,621,585	$8,235
November 10, 2016	December 30, 2016	$0.14	December 15, 2016	59,060,335	$8,047
March 8, 2017	March 31, 2017	$0.14	March 21, 2017	59,110,335	$8,316
May 8, 2017	June 30, 2017	$0.14	June 15, 2017	59,169,710	$8,365
August 10, 2017	September 29, 2017	$0.14	September 15, 2017	59,036,310	$8,150
November 10, 2017	December 29, 2017	$0.14	December 15, 2017	58,799,910	$8,368
March 7, 2018	March 30, 2018	$0.14	March 20, 2018	58,807,410	$8,333
May 9, 2018	June 29, 2018	$0.14	June 15, 2018	58,817,410	$8,140
August 10, 2018	September 28, 2018	$0.14	September 14, 2018	58,817,410	$8,214
November 7, 2018	December 28, 2018	$0.14	December 14, 2018	58,867,410	$8,089

(1)	Aggregate dividend payment amounts presented in the table above are adjusted for the impact of foreign exchange rates on cash payments to shareholders.
Share Repurchases
On July 23, 2018, the Company renewed its NCIB, under which it is permitted to repurchase for cancellation up to 4,000,000 common shares of the Company at prevailing market prices during the twelve-month period ending July 22, 2019. As of December 31, 2018, and March 12, 2019, 3,782,900 shares remained available for repurchase under the NCIB. The Company's two previous NCIBs, which each allowed repurchases for cancellation up to 4,000,000 common shares, expired on July 16, 2018 and July 13, 2017, respectively.
Information regarding share repurchases is presented in the table below as of:

	December 31, 2018	December 31, 2017
Common shares repurchased	217,100	487,300
Average price per common share including commissions	CDN$ 16.02	CDN$ 18.88
Carrying value of the common shares repurchased	$1,296	$2,898
Share repurchase premium (1)	$1,263	$4,553
Total purchase price including commissions	$2,559	$7,451

(1)
The excess of the purchase price paid over the carrying value of the common shares repurchased is recorded in deficit in the consolidated balance sheet and in the statement of consolidated changes in equity.

Stock options
In accordance with the TSX rules, no further grants of stock options have been made under the Company's Executive Stock Option Plan ("ESOP") since June 4, 2018, the date on which the ESOP has elapsed. Stock options outstanding under the ESOP are equity-settled and expire no later than ten years after the date of the grant and can be used only to purchase stock and may not be redeemed for cash. Stock options granted to key employees and executives will vest and may be exercisable as to one-third on each of the first, second and third anniversaries of the date of grant. Stock options granted to directors who are not officers of the Company will vest and may be exercisable 25% on the grant date, with another 25% vesting and exercisable on each of the first three anniversaries of the date of grant.
All stock options were granted at a price determined and approved by the Board of Directors, which cannot be less than the closing price of the Company's common shares on the TSX for the day immediately preceding the effective date of the grant.

The changes in number of stock options outstanding were as follows for each of the years in the three-year period ended December 31, 2018:

	2018		2017		2016
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	CDN$		CDN$		CDN$
Balance, beginning of year	12.29	834,375	11.38	1,061,250	8.78	1,617,500
Granted	21.76	242,918	—	—	—	—
Exercised	12.04	(67,500)	8.00	(226,875)	3.56	(540,000)
Forfeited	—	—	—	—	12.35	(16,250)
Balance, end of year	14.59	1,009,793	12.29	834,375	11.38	1,061,250

The weighted average fair value at exercise of stock options exercised during 2018, 2017 and 2016 was $14.19, $17.94 and $17.84, respectively.
The following table summarizes information about stock options outstanding and exercisable for each of the years in the three-year period ended December 31, 2018:

	Options outstanding			Options exercisable
Range of exercise prices	Number	Weighted average contractual life (years)	Weighted average exercise price	Number	Weighted average exercise price
			CDN$		CDN$
December 31, 2018
$12.04 to $12.14	386,250	2.18	12.05	386,250	12.05
$12.55 to $14.34	380,625	2.88	12.59	380,625	12.59
$21.76	242,918	6.61	21.76	—	—
	1,009,793	3.51	14.59	766,875	12.32

December 31, 2017
$12.04 to $12.14	453,750	2.92	12.05	443,125	12.05
$12.55 to $14.34	380,625	3.88	12.58	278,125	12.60
	834,375	3.36	12.29	721,250	12.26

December 31, 2016
$1.55 to $1.80	90,000	0.47	1.73	90,000	1.73
$12.04 to $14.34	971,250	4.53	12.27	602,500	12.20
	1,061,250	4.18	11.38	692,500	10.84
The weighted average fair value of stock options granted during 2018 was $3.65 and was estimated using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

December 31, 2018
Expected life	4.8 years
Expected volatility(1)	32.09%
Risk-free interest rate	2.05%
Expected dividends	3.30%
Stock price at grant date	CDN$ 21.76
Exercise price of awards	CDN$ 21.76
Foreign exchange rate USD to CDN	1.2809

(1)	Expected volatility was calculated by applying a weighted average of the daily closing price on the TSX for a term commensurate with the expected life of the grant.

Restricted Share Units
On March 7, 2018, the Board of Directors approved the addition of RSUs as an available cash-settled award type. A RSU is a right to receive a cash payment equal to the five trading days VWAP of the Company’s common shares on the TSX upon completion of time-based vesting conditions. The purpose of a RSU is to tie a portion of the value of the compensation of participants to the future value of the Company's common shares. Grants of RSUs to employees of the Company are on a discretionary basis and subject to the Board of Directors’ approval. RSUs accrue dividend equivalents which are paid in cash at the end of the vesting period. A dividend equivalent is calculated as the number of settled RSUs multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the settlement date.
During the year ended December 31, 2018, 113,047 RSUs were granted at a weighted average fair value of $16.29 and 1,228 RSUs were forfeited. As of December 31, 2018, there were 111,819 RSUs outstanding at a weighted average fair value of $12.18.
Performance Share Units
A PSU is a right that has a value equal to the VWAP of the Company's common shares, as published by the TSX, for the five consecutive trading days immediately preceding a date specified in the grant terms. The purpose of a PSU plan is to tie a portion of the value of the compensation of participants to the future value of the Company's common shares. Grants of PSUs to employees of the Company are on a discretionary basis and subject to the Board of Directors’ approval. PSUs accrue dividend equivalents which are paid in cash at the end of the vesting period. A dividend equivalent is calculated as the number of settled PSUs multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the settlement date.
Grant details for PSUs granted prior to December 31, 2017:
The number of PSUs granted prior to December 31, 2017 which will be eligible to vest can range from 0% to 150% of the Target Shares ("Target Shares" reflects 100% of the PSUs granted) based on the Company's total shareholder return ("TSR") ranking relative to a specified peer group of companies ("Peer Group") over the measurement period as outlined in the table below:

TSR Ranking Relative to the Peer Group	Percent of Target Shares Vested
76th percentile or higher	150%
51st-75th percentile	100%
25th-50th percentile	50%
Less than the 25th percentile	0%
The performance and vesting period is the period from the date of grant through the third anniversary of the date of grant. The PSUs are expensed over the vesting period.
Grant details for PSUs granted subsequent to December 31, 2017:
The number of PSUs granted subsequent to December 31, 2017 which will be eligible to vest can range from 0% to 175% of the Target Shares as determined by multiplying the number of PSUs awarded by the adjustment factors as follows:

•	50% based on the Company's TSR ranking relative to the Peer Group over the measurement period as set out in the table below; and

•	50% based on the Company's average return on invested capital over the measurement period as compared to internally developed thresholds (the “ROIC Performance”) as set out in the table below.

The relative TSR performance adjustment factor is determined as follows:

TSR Ranking Relative to the Peer Group	Percent of Target Shares Vested
90th percentile or higher	200%
75th percentile	150%
50th percentile	100%
25th percentile	50%
Less than the 25th percentile	0%
The ROIC Performance adjustment factor is determined as follows:

ROIC Performance	Percent of Target Shares Vested
1st Tier	0%
2nd Tier	50%
3rd Tier	100%
4th Tier	150%
The TSR performance and ROIC Performance adjustment factors between the numbers set out in the two tables above is interpolated on a straight-line basis.
The performance period is the period from January 1st in the year of grant through December 31st of the third calendar year following the date of grant. The PSUs are expensed over the vesting period beginning from the date of grant through February 15th of the fourth calendar year following the date of grant.
The following table summarizes information about PSUs for each of the years in the three-year period ended December 31, 2018:

	2018	2017	2016
PSUs granted	284,571	358,386	422,733
Weighted average fair value per PSU granted	$17.84	$16.15	$13.85
PSUs forfeited/cancelled	16,053	7,952	28,696
PSUs added/(cancelled) by performance factor (1)	(2,125)	69,600	—
PSUs settled	335,465	208,800	—
Weighted average fair value per PSU settled	$15.87	$18.49	$—
Cash payment on settlement	$5,863	$4,174	$—

(1)	The table below provides further information regarding the PSUs settled included in the table above. The number of PSUs settled reflects the performance adjustments to the Target Shares:

Grant Date	Date Settled	Target Shares	Performance	PSUs settled
June 11, 2014	June 22, 2017	139,200	150%	208,800
March 14, 2015	March 21, 2018	217,860	100%	217,860
May 14, 2015	May 22, 2018	115,480	100%	115,480
May 20, 2015	May 28, 2018	4,250	50%	2,125

The weighted average fair value of PSUs granted subsequent to December 31, 2017 was based 50% on the VWAP of the Company's common shares on the TSX for the five trading days preceding the grant date (CDN$21.22) and 50% based on a Monte Carlo simulation model implemented in a risk-neutral framework considering the following assumptions:

2018
Expected life	3 years
Expected volatility (1)	30%
US risk-free interest rate	2.43%
Canadian risk-free rate	1.96%
Expected dividends (2)	CDN$ 0.00
Performance period starting price (3)	CDN$ 21.13
Stock price as of estimation date	CDN$ 20.59
The weighted average fair value of PSUs granted prior to December 31, 2017 was estimated based on a Monte Carlo simulation model implemented in a risk-neutral framework, taking into account the following weighted average assumptions for each of the years in the two-year period ended December 31, 2017:

	2017	2016
Expected life	3 years	3 years
Expected volatility (1)	34%	36%
US risk-free interest rate	1.57%	1.09%
Expected dividends (2)	CDN$ 0.00	CDN$ 0.00
Performance period starting price (3)	CDN$ 22.26	CDN$ 18.89
Stock price as of estimation date	CDN$ 21.94	CDN$ 18.90

(1)	Expected volatility was calculated based on the daily dividend adjusted closing price change on the TSX for a term commensurate with the expected life of the grant.

(2)
A participant will receive a cash payment from the Company upon PSU settlement that is equivalent to the number of settled PSUs multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the settlement date. As such, there is no impact from expected future dividends in the Monte Carlo simulation model.

(3)	The performance period starting price is measured as the VWAP for the common shares of the Company on the TSX on the grant dates.
The following table summarizes information about PSUs outstanding as of:

	December 31, 2018	December 31, 2017
PSUs outstanding	1,034,239	1,103,311
Weighted average fair value per PSU outstanding	$9.49	$14.14
Based on the Company’s performance adjustment factors as of December 31, 2018, the number of PSUs earned if all of the outstanding awards were to be settled at December 31, 2018, would be as follows:

Grant Date	Performance
March 21, 2016	50%
December 20, 2016	—%
March 20, 2017	50%
March 21, 2018	113%

Deferred Share Unit Plan
DSUs are granted to non-executive directors as a result of a grant, in lieu of dividends and/or in lieu of cash for semi-annual directors’ fee and must be retained until the director leaves the Company’s Board of Directors. The purpose of the DSU plan is to tie a portion of the value of the compensation of non-executive directors to the future value of the Company's common shares. A DSU is a right that has a value equal to the VWAP of the Company's common shares as published by the TSX, for the five consecutive trading days immediately preceding a date specified in the grant terms.
The following table summarizes information about DSUs for the three-year period ended December 31, 2018:

	2018	2017	2016
DSUs granted	69,234	48,179	52,665
Weighted average fair value per DSU granted	$14.75	$17.79	$16.76
DSUs settled	37,668	—	—
Weighted average fair value per DSU settled	$14.50	$—	$—
Cash payments on DSUs settled	$546	$—	$—
The following table summarizes information about DSUs outstanding as of:

	December 31, 2018	December 31, 2017
DSUs outstanding	198,993	167,427
Weighted average fair value per DSU outstanding	$12.18	$16.91
Stock Appreciation Rights
SAR awards are for directors, executives and other designated employees of the Company. A SAR is a right to receive a cash payment equal to the difference between the base price of the SAR and the market value of a common share of the Company on the TSX on the date of exercise. SARs can be settled only in cash and expire no later than ten years after the date of the grant. All SARs are granted at a price determined and approved by the Board of Directors, which is the closing price of the common shares of the Company on the TSX on the trading day immediately preceding the day on which a SAR is granted. The base price for all SARs issued and outstanding for all periods presented is CDN$7.56. SARs granted to employees and executives will vest and may be exercisable 25% per year over four years. SARs granted to directors who are not officers of the Company will vest and may be exercisable 25% on the grant date, and a further 25% will vest and may be exercisable per year over three years.
There were no SARs granted during the three-year period ended December 31, 2018 and there were no SARs outstanding as of December 31, 2018.
The following table summarizes information regarding SARs activity for three-year period ended December 31, 2018:

	2018	2017	2016
SARs exercised (1)	147,500	13,250	422,202
Cash payments on exercise	$1,481	$155	$4,017	(2)
(1)     Base price of SARs exercised was CDN$7.56.
(2)    Includes awards exercised but not yet paid.

The following table summarizes information regarding SARs outstanding as of:

December 31, 2017
SARs outstanding	147,500
Weighted average fair value per SARs outstanding	$10.85
Aggregate intrinsic value of outstanding vested awards	$1,634
Summary of Share-based Compensation Expense and Share-based Compensation Liabilities
The following table summarizes share-based compensation expense (benefit) recorded in earnings in SG&A for three-year period ended December 31, 2018:

	2018	2017	2016
	$	$	$
Stock options	467	167	427
PSUs	866	2,903	4,369
DSUs	230	512	884
RSUs	448	—	—
SARs	(97)	(291)	2,521
	1,914	3,291	8,201
The following table summarizes share-based liabilities recorded in the consolidated balance sheets for the years ended:

	December 31, 2018		December 31, 2017
Share-based compensation liabilities, current	$		$
PSUs (1)	2,563		5,709
DSUs	2,417	(2)	2,956	(3)
SARs	—		1,600
RSUs (1)	86		—
	5,066		10,265

Share-based compensation liabilities, non-current
PSUs (1)	3,764		4,984
RSUs (1)	361		—
	4,125		4,984
(1)     Includes dividend equivalents accrued on awards.
(2)    Includes dividend equivalent grants.
(3)     Includes effect of DSUs received in lieu of cash for directors' fees not yet granted.

Change in Contributed Surplus
The activity for the three-year period ended December 31, 2018 in the consolidated changes in equity under the caption contributed surplus is detailed as follows:

	2018	2017	2016
	$	$	$
Change in excess tax benefit on exercised share-based awards	(7)	(597)	(2,693)
Change in excess tax benefit on outstanding share-based awards	(737)	(3,135)	4,302
Share-based compensation expense credited to capital on options exercised	(179)	(495)	(595)
Share-based compensation expense
Stock options	467	167	427
DSUs	—	(1,935)	885
PSUs	—	(6,060)	3,961
	467	(7,828)	5,273
Change in contributed surplus	(456)	(12,055)	6,287
17 - BUSINESS ACQUISITIONS AND GOODWILL
Investment in Capstone and Airtrax Acquisition
On June 23, 2017, the Company, under a Share Subscription and Shareholder Agreement, purchased 3,250,000 or 99.7% of the issued and outstanding shares of Capstone. The principal purpose of the investment in Capstone is to further extend the Company’s woven products business through a global supply of woven products. The Company invested $5.1 million in cash, funded primarily from the 2014 Revolving Credit Facility. There were customary representations, warranties and covenants, and indemnification provisions as part of the Capstone investment. As of December 31, 2018 and 2017, there were no outstanding obligations or indemnifications.
The balance sheet of Capstone subsequent to the investment was as follows:

June 23, 2017
$
Current assets
Cash	5,066
Other assets	578
5,644
Current liabilities
Accounts payable and accrued liabilities	20
Borrowings, current	559
579
5,065

June 23, 2017
$
Consideration paid for investment	5,050
Plus: remaining non-controlling interest	15
Fair value of net assets	5,065
On July 19, 2017, the non-controlling shareholders of Capstone acquired 99,000 additional shares of Capstone for a purchase price of approximately $0.2 million. On August 8, 2017, the Company acquired 3,250,000 additional shares of Capstone for a purchase price of approximately $5.1 million. As of December 31, 2017, the Company and the non-controlling shareholders held 98.4% and 1.6% of the issued and outstanding shares of Capstone, respectively. As a result of the share-purchase activity, the Company recorded a $0.2 million increase to equity attributable to non-controlling interest in the consolidated changes in equity for the twelve months ended December 31, 2017.
The advisory fees and other costs associated with establishing the newly-formed enterprise were $0.5 million and are included in the Company’s consolidated earnings in SG&A for the year ended December 31, 2017.
On May 11, 2018, Capstone acquired substantially all of the assets and assumed certain liabilities of Airtrax Polymers Private Limited (d/b/a Airtrax) ("Airtrax Acquisition"). Airtrax manufactures and sells woven products that are used in various applications, including in the building and construction industry. As part of the agreement, the minority shareholders of Capstone contributed in kind certain assets and liabilities valued at $13.4 million that were formerly attributed to Airtrax’s woven product manufacturing operations in exchange for newly-issued shares of Capstone. As a result of the minority shareholders' in-kind contribution made to Capstone and the Company's initial consideration value paid to the minority shareholders through the issuance of Capstone shares, the Company recorded a $10.9 million increase to equity attributable to non-controlling interest as well as a temporary $2.5 million credit to deficit in the consolidated changes in equity for the twelve months ended December 31, 2018.
On August 10, 2018, the Company acquired additional existing and newly-issued shares of Capstone in exchange for $3.6 million in cash as part of the same overall transaction, thus increasing its equity investment in Capstone by the same amount. As a result, the Company recorded a $2.5 million debit to deficit and a $0.1 million decrease to equity attributable to non-controlling interest in the consolidated changes in equity for the twelve months ended December 31, 2018 to reflect the Company's increased equity position in Capstone and the minority shareholders' decreased equity position in Capstone once the shares were issued and sold. The remaining $1.0 million paid for the additional shares was recorded as cash on the balance sheet of Capstone.
As of December 31, 2018, the Company held a 55% controlling ownership stake in Capstone while the minority shareholders held a 45% non-controlling interest in Capstone.
The Airtrax Acquisition is being accounted for using the acquisition method of accounting. The acquisition is expected to further enhance and extend the Company’s product offering and provide a globally competitive position in woven products. The Airtrax purchase agreement contains customary indemnification provisions. As of December 31, 2018, there were no outstanding obligations or indemnifications.
The fair values of net identifiable assets acquired at the date of acquisition were as follows:

May 11, 2018
$
Current assets
Trade receivables (1)	1,296
Inventories	1,565
Parts and supplies	54
Other current assets	477
Property, plant and equipment	6,454
Intangible assets	1,223
11,069
Current liabilities
Accounts payable and accrued liabilities	763
Borrowings, current	728
Borrowings, non-current	346
Pension, post-retirement and other long-term employee benefits	8
Deferred tax liabilities	1,866
3,711
Fair value of net identifiable assets acquired	7,358

(1)	The gross contractual amounts receivable were $1.3 million. As of December 31, 2018, the Company has collected substantially all of the outstanding trade receivables.

Resulting goodwill at the date of acquisition was calculated as follows:

May 11, 2018
$
Fair value of increase to non-controlling interest	11,102
Effect of change in IPG's ownership interest in Capstone	2,299
Less: fair value of net identifiable assets acquired	7,358
Goodwill	6,043
Goodwill recognized is primarily related to growth expectations, expected future profitability, and expected cost synergies. The Company does not expect any of the goodwill to be deductible for income tax purposes.
The Airtrax Acquisition’s impact on the Company’s consolidated earnings, including the impact of purchase accounting, was as follows:

May 11 through December 31, 2018
$
Revenue	4,708
Net earnings	99
Had the Airtrax Acquisition been effective as of January 1, 2018, the impact on the Company’s consolidated earnings would have been as follows:

Twelve Months Ended December 31, 2018
$
Revenue	9,555
Net earnings (1)	497

(1)
Adjustments to arrive at net earnings include (i) the alignment of accounting policies to IFRS, (ii) the removal of acquisition costs incurred by Airtrax, (iii) the amortization of recorded intangible assets and other purchase accounting adjustments and (iv) the effect of income tax expense using the effective tax rate of the acquisition post-closing.

The Company's acquisition-related costs of less than $0.1 million are excluded from the consideration transferred and are included in the Company’s consolidated earnings primarily in SG&A for the year ended December 31, 2018.
Polyair Acquisition
On August 3, 2018, the Company acquired 100% of the outstanding equity value in Polyair Inter Pack Inc. (“Polyair”) for total net cash consideration of $145.0 million ("Polyair Acquisition"). Polyair, formerly a private company, is in the protective packaging business with seven manufacturing facilities and a distribution center in North America. Polyair's primary products consist of bubble cushioning, foam, mailers and air pillow systems. The Polyair purchase agreement contains customary indemnification provisions. As of December 31, 2018, the Company has recorded a $3.2 million liability that is payable to the former shareholders of Polyair under the share purchase agreement, primarily relating to estimated state and federal income tax benefits due to the Company's payment of certain deal-related costs on behalf of Polyair through the transaction proceeds ($1.6 million in short-term obligations is included in accounts payable and accrued liabilities and $1.6 million in long-term obligations in other liabilities). As of December 31, 2018, there were no other outstanding obligations or indemnifications relating to this acquisition.
The Polyair Acquisition is being accounted for using the acquisition method of accounting. The acquisition is expected to further strengthen the Company's product bundle and bring immediate and additional scale of protective packaging solutions.

The net cash consideration paid on the closing date for the acquisition described above was as follows:

August 3, 2018
$
Consideration paid in cash	145,102
Less: cash balances acquired	140
144,962
The fair values of net identifiable assets acquired at the date of acquisition were as follows:

August 3, 2018
$
Current assets
Cash	140
Trade receivables (1)	10,462
Inventories	11,402
Other current assets	855
Property, plant and equipment	21,946
Intangible assets	77,600
Other assets	522
122,927
Current liabilities
Accounts payable and accrued liabilities	19,331
Provisions, current	30
Borrowings, current	46
Borrowings, non-current	154
Deferred tax liabilities	17,625
Provisions, non-current	1,544
Other liabilities	1,653
40,383
Fair value of net identifiable assets acquired	82,544

(1)	The gross contractual amounts receivable were $10.5 million. As of December 31, 2018, the Company has collected substantially all of the outstanding trade receivables.
Resulting goodwill at the date of acquisition was calculated as follows:

August 3, 2018
$
Cash consideration transferred	145,102
Plus: Remaining non-controlling interest (1)	421
Less: fair value of net identifiable assets acquired	82,544
Goodwill	62,979

(1)
As part of the acquisition of Polyair, the Company indirectly obtained a controlling 50.1% interest in Polyair subsidiary GPCP Inc., which is engaged in selling anti-corrosive plastic and paper packaging film under the trade name VCI 2000. The subsidiary is incorporated in the US and is 49.9% owned by a non-controlling entity located in Israel. The initial recorded value of the non-controlling interest is measured using the calculated proportionate share of the subsidiary's identifiable net assets.

Goodwill recognized is primarily related to growth expectations, expected future profitability, and expected cost synergies. The Company does not expect goodwill to be deductible for income tax purposes.

The Polyair Acquisition’s impact on the Company’s consolidated earnings, including the impact of purchase accounting, was as follows:

August 3 through December 31, 2018
$
Revenue	55,505
Net loss	(699)
Had the Polyair Acquisition been effective as of January 1, 2018, the impact on the Company’s consolidated earnings would have been as follows:

Twelve Months Ended December 31, 2018
$
Revenue	132,015
Net loss (1)	(5,035)

(1)
Adjustments to arrive at a net loss include (i) the alignment of accounting policies to IFRS, (ii) the removal of acquisition costs incurred by Polyair, (iii) the amortization of recorded intangible assets and other purchase accounting adjustments and (iv) the effect of income tax expense using the effective tax rate of the acquisition post-closing.

The Company's acquisition-related costs of $1.4 million are excluded from the consideration transferred and are included in the Company’s consolidated earnings primarily in SG&A for the year ended December 31, 2018.
Maiweave Acquisition
On December 17, 2018, the Company acquired substantially all of the operating assets of Maiweave LLC (“Maiweave”) for total cash consideration of $20.8 million ("Maiweave Acquisition"). Maiweave, formerly a private company, is based in Springfield, Ohio and is an integrated US manufacturer of engineered coated polyolefin fabrics. Its products are used in applications such as grain and salt pile covers, pit and pond liners, shelter fabrics, outdoor media, and lumber mill packaging. The former owners of Maiweave have in escrow $3.1 million as of December 31, 2018, related to customary representations, warranties and covenants in the Maiweave purchase agreement. The Maiweave purchase agreement also contains customary indemnification provisions. As of December 31, 2018, there were no outstanding obligations or indemnifications relating to this acquisition.
The Maiweave Acquisition is being accounted for using the acquisition method of accounting. The acquisition is expected to further strengthen the Company's woven product bundle and provides additional scale to support demand.
The net cash consideration paid on the closing date for the acquisition described above was as follows:

December 17, 2018
$
Consideration paid in cash	20,802
Less: cash balances acquired	1
20,801

The fair values of net identifiable assets acquired at the date of acquisition were as follows:

December 17, 2018
$
Current assets
Cash	1
Trade receivables (1)	3,210
Inventories	5,977
Property, plant and equipment	9,982
Intangible assets	4,050
23,220
Current liabilities
Accounts payable and accrued liabilities	2,482
Provisions, current	50
2,532
Fair value of net identifiable assets acquired	20,688

(1)
The gross contractual amounts receivable were $3.3 million. As of December 31, 2018, the Company has collected approximately $0.9 million of the outstanding trade receivables and expects to collect substantially all of the remaining uncollected amounts.

Resulting goodwill at the date of acquisition was calculated as follows:

December 17, 2018
$
Cash consideration transferred	20,802
Less: fair value of net identifiable assets acquired	20,688
Goodwill	114
Goodwill recognized is primarily related to growth expectations, expected future profitability, and expected cost synergies. The Company does not expect goodwill to be deductible for income tax purposes.
The Maiweave Acquisition had no impact on the Company’s consolidated earnings during the year ended December 31, 2018. Had the Polyair Acquisition been effective as of January 1, 2018, the impact on the Company’s consolidated earnings would have been as follows:

Twelve Months Ended December 31, 2018
$
Revenue	28,050
Net loss (1)	(1,173)

(1)
Adjustments to arrive at a net loss include (i) the alignment of accounting policies to IFRS, (ii) the removal of acquisition costs incurred by Maiweave, (iii) the amortization of recorded intangible assets and other purchase accounting adjustments and (iv) the effect of income tax expense using the effective tax rate of the acquisition post-closing.

The Company's acquisition-related costs of $0.5 million are excluded from the consideration transferred and are included in the Company’s consolidated earnings primarily in SG&A for the year ended December 31, 2018.

Cantech Acquisition
On July 1, 2017, the Company acquired substantially all of the assets of Canadian Technical Tape Ltd. ("Cantech"), a privately-owned North American supplier of industrial and specialty tapes based in Montreal, Quebec. The assets included the shares of Cantech Industries Inc., Cantech’s US subsidiary (collectively, the “Cantech Acquisition”). The purchase price was financed with funds available under the 2014 Revolving Credit Facility. The former shareholders of Cantech have in escrow $6.5 million as of December 31, 2018, related to customary representations, warranties and covenants in the Cantech purchase agreement. The Cantech purchase agreement also contains customary indemnification provisions. As of December 31, 2018, there were no outstanding obligations or indemnification claims made against the former shareholders or the escrow.
The net cash consideration paid on the closing date was as follows:

July 1, 2017
$
Consideration paid in cash	71,610
Less: cash balances acquired	4,567
67,043
The Cantech Acquisition was accounted for using the acquisition method of accounting. The Cantech Acquisition is expected to further enhance and extend the Company’s product offering and provide additional distribution channels for the Company’s products in Canada, the US and Europe.
The fair values of net identifiable assets acquired at the date of acquisition were as follows:

July 1, 2017
$
Current assets
Cash	4,567
Trade receivables (1)	8,899
Inventories	15,828
Other current assets	503
Property, plant and equipment	27,275
Intangible assets	11,700
68,772
Current liabilities
Accounts payable and accrued liabilities	3,573
Deferred tax liability	2,943
Provisions	192
6,708
Fair value of net identifiable assets acquired	62,064
The gross contractual amounts receivable were $9.1 million. As of December 31, 2017, the Company had collected substantially all of the outstanding trade receivables.

Goodwill recognized is primarily related to growth expectations, expected future profitability, and expected cost synergies. The Company expects a significant portion of the goodwill to be deductible for income tax purposes. Resulting goodwill at the date of acquisition was calculated as follows:

July 1, 2017
$
Cash consideration transferred	71,610
Less: fair value of net identifiable assets acquired	62,064
Goodwill	9,546
The Cantech Acquisition’s impact on the Company’s consolidated earnings, including the impact of purchase accounting, was as follows:

July 1, 2017 through December 31, 2017
$
Revenue	32,352
Net earnings	137
Had the Cantech Acquisition been effective as of January 1, 2017, the impact on the Company’s consolidated earnings would have been as follows:

Twelve Months Ended December 31, 2017
$
Revenue	64,575
Net earnings (1)	1,822

(1)
Adjustments to arrive at net earnings include (i) the alignment of accounting policies to IFRS, (ii) the removal of acquisition costs incurred by Cantech, (iii) the amortization of recorded intangibles and other purchase accounting adjustments and (iv) the effect of income tax expense using the effective tax rate of the acquisition post-closing.

Acquisition-related costs of $1.7 million are excluded from the consideration transferred and are included in the Company’s consolidated earnings in SG&A for the year ended December 31, 2017.
Goodwill
The following table outlines the changes in goodwill during the period:

Total
$
Balance as of December 31, 2016	30,841
Acquired through business combinations	9,546
Net foreign exchange differences	1,303
Balance as of December 31, 2017	41,690
Acquired through business combinations	69,136
Net foreign exchange differences	(3,112)
Balance as of December 31, 2018	107,714

18 - PENSION, POST-RETIREMENT AND OTHER LONG-TERM EMPLOYEE BENEFIT PLANS
The Company has several contributory and non-contributory defined contribution plans and defined benefit plans for substantially all its employees in Canada and the US.
Defined contribution plans
In the US, the Company maintains a savings retirement plan (401(k) Plan) for the benefit of certain employees who have been employed for at least 90 days. Contribution to this plan is at the discretion of the Company. The Company also maintains 401(k) plans according to the terms of certain collective bargaining agreements.
The Company also contributes to multi-employer plans for employees covered by certain collective bargaining agreements.
In Canada, the Company maintains defined contribution pension plans for its salaried employees and contributes amounts equal to 4% of each participant’s eligible salary.
The amount expensed with respect to the defined contribution plans for the years ended December 31, was $3.5 million in 2018, $4.7 million in 2017 and $4.6 million in 2016.
Defined benefit plans
The Company has, in the US, three defined benefit pension plans (hourly and salaried). Benefits for employees are based on compensation and years of service for salaried employees and fixed benefits per month for each year of service for hourly employees.
In Canada, certain non-union hourly employees of the Company are covered by a plan which provides a fixed benefit per month for each year of service.
In the US, the Company provides group health care benefits to certain retirees. In Canada, the Company provides group health care, dental and life insurance benefits for eligible retired employees.
All defined benefit plans described above are closed to new entrants.
Supplementary executive retirement plans
The Company has Supplementary Executive Retirement Plans (“SERPs”) to provide supplemental pension benefits to certain key executives. The SERPs are not funded and provide for an annual pension benefit, from retirement or termination date, in amounts ranging from $0.2 million to $0.6 million, annually.
Other long-term employee benefit plans
In the US, the Company provides a deferred compensation plan to certain employees. Earnings and losses on the deferral and amounts due to the participants are payable based on participant elections. Assets are held in a Rabbi trust and are composed of corporate owned life insurance policies. Participant investment selections are used to direct the allocation of funds underlying the corporate owned life insurance policies. As of December 31, 2018, the deferred compensation plans assets and liabilities totalled $2.4 million ($1.0 million as of December 31, 2017) and $2.6 million ($0.9 million as of December 31, 2017), respectively, and are presented in other assets and other liabilities, respectively, in the consolidated balance sheets.
Governance and oversight
The defined benefit plans sponsored by the Company are subject to the requirements of the Employee Retirement Income Security Act and related legislation in the US and the Canadian Income Tax Act and provincial legislation in Ontario and Nova Scotia. In addition, all actuarial computations related to defined benefit plans are based on actuarial assumptions and methods determined in accordance with the generally recognized and accepted actuarial principles and practices prescribed by the Actuarial Standards Board, the American Academy of Actuaries and the Canadian Institute of Actuaries.
Minimum funding requirements are computed based on methodologies and assumptions dictated by regulation in the US and Canada. The Company’s practice is to fund at least the statutory minimum required amount for each defined benefit plan’s plan year.  However, on September 12, 2018, the Company made an $11.3 million discretionary contribution to its US defined benefit pension plans. These plans are near wholly funded on an accounting basis and as a result, the Company expects to reduce future contribution requirements and certain plan administration expenses. During the year ended December 31, 2018, the Company recognized a net federal tax benefit of approximately $1.3 million primarily due to the discretionary contribution deducted on the 2017 tax return at the higher 2017 US corporate tax rate, partially offset by the reversal of the related deferred tax asset recorded using the lower US corporate tax rate provided under the TCJA. Refer to Note 5 for additional information on the TCJA.
The Company’s Investment Committee, composed of the Company’s Chief Financial Officer, Vice President of Human Resources, Vice President of Treasury, Corporate Controller and General Counsel, makes investment decisions for the Company’s pension plans. The asset liability matching strategy of the pension plans and plan asset performance is reviewed semi-annually in terms of risk and return profiles with external investment management advisors, actuaries and plan trustees. The Investment Committee, together with external investment management advisors, actuaries and plan trustees, has established a target mix of equity, fixed income, and alternative securities based on funded status level and other variables of each defined benefit plan.
The assets of the funded or partially funded defined benefit plans are held separately from those of the Company in funds under the control of trustees.

Information Relating to the Various Benefit Plans
A reconciliation of the defined benefit obligations and plan assets is presented in the table below for the years ended:

	Pension Plans		Other plans
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
	$	$	$	$
Defined benefit obligations
Balance, beginning of year	86,462	79,821	3,152	2,867
Current service cost	1,193	1,076	44	46
Interest cost	3,031	3,096	106	111
Benefits paid	(3,701)	(3,406)	(71)	(246)
Actuarial (gains) losses from demographic assumptions	(163)	(1,052)	21	(565)
Actuarial (gains) losses from financial assumptions	(5,186)	3,989	(210)	133
Experience losses (gains)	266	2,077	(113)	707
Foreign exchange rate adjustment	(1,206)	861	(149)	99
Balance, end of year	80,696	86,462	2,780	3,152
Fair value of plan assets
Balance, beginning of year	60,316	51,856	—	—
Interest income	2,217	2,025	—	—
Return on plan assets (excluding amounts included in net interest expense)	(2,369)	5,591	—	—
Contributions by the employer	13,805	3,956	—	—
Benefits paid	(3,701)	(3,406)	—	—
Administration expenses	(611)	(507)	—	—
Foreign exchange rate adjustment	(1,079)	801	—	—
Balance, end of year	68,578	60,316	—	—
Funded status – deficit	12,118	26,146	2,780	3,152
The defined benefit obligations and fair value of plan assets broken down by geographical locations is as follows for the years ended:

	December 31, 2018
	US	Canada	Total
	$	$	$
Defined benefit obligations	68,411	15,065	83,476
Fair value of plan assets	(56,186)	(12,392)	(68,578)
Deficit in plans	12,225	2,673	14,898

	December 31, 2017
	US	Canada	Total
	$	$	$
Defined benefit obligations	72,643	16,971	89,614
Fair value of plan assets	(46,835)	(13,481)	(60,316)
Deficit in plans	25,808	3,490	29,298

The defined benefit obligations for pension plans broken down by funding status are as follows for the years ended:

	December 31, 2018	December 31, 2017
	$	$
Wholly unfunded	10,567	11,195
Wholly funded or partially funded	70,129	75,267
Total obligations	80,696	86,462
A reconciliation of pension and other post-retirement benefits recognized in the consolidated balance sheets is as follows for the years ended:

	December 31, 2018	December 31, 2017
	$	$
Pension Plans
Present value of the defined benefit obligation	80,696	86,462
Fair value of the plan assets	68,578	60,316
Deficit in plans	12,118	26,146
Liabilities recognized	12,118	26,146
Other plans
Present value of the defined benefit obligation and deficit in the plans	2,780	3,152
Liabilities recognized	2,780	3,152
Total plans
Total pension and other post-retirement benefits recognized in balance sheets	14,898	29,298
The composition of plan assets based on the fair value was as follows for the years ended:

	December 31, 2018	December 31, 2017
	$	$
Asset category
Cash	106	1,308
Equity instruments	10,682	33,559
Fixed income instruments	57,790	23,514
Real estate investment trusts	—	1,935
Total	68,578	60,316
Approximately 100% and 80% of equity and fixed income instruments as of December 31, 2018 and 2017, respectively, were held in mutual or exchange traded funds. None of the benefit plan assets were invested in any of the Company’s own equity or financial instruments or in any property or other asset that was used by the Company.
As of December 31, 2018, plan assets held in US government obligations and mutual fund positions were valued at the quoted price, or net asset value, for identical or similar securities reported in active markets. As of December 31, 2017, plan assets held in equity, fixed income and real estate investment trusts have quoted prices, or net asset value, in active markets, and certain US government obligations and mutual fund positions were valued at the quoted price, or net asset value, for identical or similar securities reported in active markets.

The following tables present the defined benefit expenses recognized in consolidated earnings for each of the years in the three-year period ended December 31, 2018:

	Pension Plans			Other plans
	2018	2017	2016	2018	2017	2016
	$	$	$	$	$	$
Current service cost	1,193	1,076	1,176	44	46	22
Administration expenses	611	507	487	—	—	—
Net interest expense	814	1,071	1,174	106	111	143
Net costs recognized in the statement of consolidated earnings	2,618	2,654	2,837	150	157	165

	Total Plans
	2018	2017	2016
	$	$	$
Current service cost	1,237	1,122	1,198
Administration expenses	611	507	487
Net interest expense	920	1,182	1,317
Net costs recognized in the statement of consolidated earnings	2,768	2,811	3,002
The table below presents the defined benefit liability remeasurement recognized in OCI for each of the years in the three-year period ended December 31, 2018:

	Pension Plans			Other plans
	2018	2017	2016	2018	2017	2016
	$	$	$	$	$	$
Actuarial gains (losses) from demographic assumptions	163	1,052	1,131	(21)	565	21
Actuarial gains (losses) from financial assumptions	5,186	(3,989)	(1,901)	210	(133)	(141)
Experience (losses) gains	(266)	(2,077)	(1,383)	113	(707)	835
Return on plan assets (excluding amounts included in net interest expense)	(2,369)	5,591	1,705	—	—	—
Total amounts recognized in OCI	2,714	577	(448)	302	(275)	715
The Company currently expects to contribute a total of $1.3 million to its defined benefit pension plans and $0.2 million to its health and welfare plans in 2019.
The weighted average duration of the defined benefit obligation as of December 31, 2018 and 2017 is 12 and 13 years for US plans and 18 and 19 years for Canadian plans, respectively.

The significant weighted average assumptions which were used to measure defined benefit obligations are as follows for the years ended:

	US plans		Canadian plans
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Discount rate
Pension plans (End of the Year) (1)	4.05%	3.56%	3.95%	3.50%
Pension plans (Current Service Cost) (2)	3.69%	4.01%	3.55%	4.15%
Other plans (End of the Year) (1)	3.71%	3.10%	3.95%	3.50%
Other plans (Current Service Cost) (2)	4.17%	3.67%	3.55%	4.15%
Life expectancy at age 65 (in years) (3)
Current pensioner - Male	20	20	22	22
Current pensioner - Female	22	22	25	24
Current member aged 45 - Male	22	21	23	23
Current member aged 45 - Female	24	24	26	25

(1)	Represents the discount rate used to calculate the accrued benefit obligation at the end of the year and applied to other components such as interest cost.

(2)
Represents the discount rate used to calculate annual service cost. Beginning in 2017, the current service cost is calculated using a separate discount rate to reflect the longer duration of future benefit payments associated with the additional year of service to be earned by the plan's active participants. Previously, the current service cost was calculated using the same discount rate used to measure the defined benefit obligation for both active and retired participants.

(3)	Utilizes mortality tables issued by the Society of Actuaries and the Canadian Institute of Actuaries.
These assumptions are developed by management with the assistance of independent actuaries. Discount rates are determined close to each year-end by reference to market yields of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and have terms to maturity approximating the terms of the related pension benefit obligation. Other assumptions are based on current actuarial benchmarks and management’s historical experience.
Significant actuarial assumptions for defined benefit obligation measurement purposes are the discount rate and mortality rate. The sensitivity analysis below has been determined based on reasonably possible changes in the assumptions, in isolation from one another, occurring at the end of the reporting period. This analysis may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in the assumptions would occur in isolation from one another as some of the assumptions may be correlated. An increase or decrease of 1% in the discount rate or an increase or decrease of one year in mortality rate would result in the following increase (decrease) in the defined benefit obligation:

	12/31/2018	12/31/2017
	$	$
Discount rate
Increase of 1%	(9,539)	(10,988)
Decrease of 1%	11,729	13,666
Mortality rate
Life expectancy increased by one year	2,263	2,856
Life expectancy decreased by one year	(2,392)	(2,892)

19 - SUPPLEMENTAL DISCLOSURES BY GEOGRAPHIC LOCATION AND PRODUCT LINE
The following table presents geographic information about revenue attributed to countries based on the location of external customers for each of the years in the three-year period ended December 31, 2018:

	2018	2017	2016
	$	$	$
Revenue
Canada	96,434	78,325	54,574
Germany	24,361	18,248	16,299
United States	834,989	714,330	670,619
Other	97,235	87,223	67,309
Total revenue	1,053,019	898,126	808,801
The following table presents geographic information about long-lived assets by country based on the location of the assets for the years ended:

	December 31, 2018	December 31, 2017
	$	$
Property, plant and equipment
Canada	33,383	32,572
India	53,057	26,099
Portugal	19,175	16,810
United States	271,461	238,039
Total property, plant and equipment	377,076	313,520
Goodwill
Canada	11,520	6,805
India	28,155	24,452
United States	68,039	10,433
Total goodwill	107,714	41,690
Intangible assets
Canada	19,622	10,012
India	18,712	21,904
United States	84,037	15,394
Portugal	18	8
Total intangible assets	122,389	47,318
Other assets
Canada	539	1,331
India	71	94
United States	8,927	5,542
Portugal	49	31
Total other assets	9,586	6,998
The following table presents revenue information based on revenues for the following product categories and their complementary packaging systems for each of the years in the three-year period ended December 31, 2018:

	2018	2017	2016
	$	$	$
Revenue
Tape	672,856	606,302	538,525
Film	184,743	165,597	152,610
Engineered coated products	126,973	115,538	106,720
Protective packaging	57,070	1,375	1,535
Other	11,377	9,314	9,411
	1,053,019	898,126	808,801

20 - RELATED PARTY TRANSACTIONS
The Company’s key personnel include all members of the Board of Directors and five members of senior management in 2018, 2017 and 2016. Key personnel remuneration includes the following expenses for each of the years in the three-year period ended December 31, 2018:

	2018	2017	2016
	$	$	$
Short-term benefits including employee salaries and bonuses and director retainer and committee fees	4,591	4,099	4,842
Post-employment and other long-term benefits	289	295	305
Share-based compensation expense (1)	1,016	1,619	5,195
Total remuneration	5,896	6,013	10,342

(1)	The table above does not include amounts recognized in deficit for share-based compensation arising as a result of the amendments to the DSU and PSU plans.
21 - COMMITMENTS
Commitments Under Operating Leases
For the year ended December 31, 2018, the expense in respect of operating leases was $8.6 million ($6.7 million in 2017 and $5.9 million in 2016). As of December 31, 2018, the Company had commitments aggregating approximately $35.5 million through the year 2028 for the rental of offices, warehouse space, manufacturing equipment, automobiles, computer hardware and other assets. Minimum lease payments for the next five years are expected to be $8.5 million in 2019, $6.2 million in 2020, $5.3 million in 2021, $4.7 million in 2022, $4.7 million in 2023 and $6.1 million for the Company's current commitments thereafter.
Commitments Under Service Contracts
The Company entered into a five-year electricity service contract for one of its manufacturing facilities on May 1, 2016, under which the Company has and expects to continue to reduce the overall cost of electricity consumed by the facility. In the event of early termination, the Company is required to pay for unrecovered power supply costs incurred by the supplier which are estimated to be approximately $5.8 million as of December 31, 2018 and would decline monthly based on actual service billings to date.
The Company entered into a ten-year electricity service contract for one of its manufacturing facilities on November 12, 2013. The service date of the contract commenced in August 2014. The Company is committed to monthly minimum usage requirements over the term of the contract. The Company was provided installation at no cost and is receiving economic development incentive credits and maintenance of the required energy infrastructure at the manufacturing facility as part of the contract. The credits are expected to reduce the overall cost of electricity consumed by the facility over the term of the contract. Effective August 1, 2015, the Company entered into an amendment lowering the minimum usage requirements over the term of the contract. In addition, a new monthly facility charge has been incurred by the Company over the term of the contract. The Company estimates that service billings will total approximately $1.7 million annually in 2019 through 2023 and $1.0 million as the total billings expected over the remainder of the contract up to 2024. Certain penalty clauses exist within the electricity service contract related to early cancellation after the service date of the contract. The costs related to early cancellation penalties include termination fees based on anticipated service billings over the term of the contract and capital expense recovery charges. While the Company does not expect to cancel the contract prior to the end of its term, the penalties that would apply to early cancellation could total as much as $3.9 million as of December 31, 2018. This amount declines annually until the expiration of the contract.
The Company has entered into agreements with various utility suppliers to fix certain energy costs, including natural gas, through December 2022 for minimum amounts of consumption at several of its manufacturing facilities. The Company estimates that utility billings will total approximately $6.4 million over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company is also required by the agreements to pay any difference between the fixed price agreed to with the utility and the sales amount received by the utility for resale to a third party if the Company fails to meet the minimum consumption required by the agreements. In the event of early termination, the Company is required to pay the utility suppliers the difference between the contracted amount and the current market value of the energy, adjusted for present value, of any future agreed upon minimum usage. Neither party will be liable for failure to perform for reasons of “force majeure” as defined in the agreements.

Commitments to Suppliers
The Company obtains certain raw materials from suppliers under consignment agreements. The suppliers retain ownership of raw materials until the earlier of when the materials are consumed in production or auto billings are triggered based upon maturity. The consignment agreements involve short-term commitments that typically mature within 30 to 60 days of inventory receipt and are typically renewed on an ongoing basis. The Company may be subject to fees in the event the Company requires storage in excess of 30 to 60 days. As of December 31, 2018, the Company had on hand $9.2 million of raw material owned by its suppliers.
The Company has entered into agreements with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates through August 2020 totaling approximately $15.0 million as of December 31, 2018. The Company is also required by the agreements to pay any storage costs incurred by the applicable supplier in the event the Company delays shipment in excess of 30 days. In the event the Company defaults under the terms of an agreement, an arbitrator will determine fees and penalties due to the applicable supplier. Neither party will be liable for failure to perform for reasons of “force majeure” as defined in the agreements.
The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of these arrangements now or in the future.

22 - FINANCIAL INSTRUMENTS
Classification and Fair Value of Financial Instruments
The classification of financial instruments, as well as their carrying amounts, are as follows for the years ended:

	Amortized cost	Fair value through earnings	Derivatives used for hedging (fair value through OCI)
	$	$	$
December 31, 2018
Financial assets
Cash	18,651	—	—
Trade receivables	129,285	—	—
Supplier rebates and other receivables	4,823	—	—
Interest rate swap agreements - hedge accounting applied	—	—	2,266
Interest rate swap agreements - not used for hedge accounting	—	339
Total financial assets	152,759	339	2,266
Financial liabilities
Accounts payable and accrued liabilities (1)	135,644	—	—
Borrowings (2)	494,273	—	—
Non-controlling interest put options	—	10,499	—
Amounts due to former shareholders of Polyair	1,653
Total financial liabilities	631,570	10,499	—

December 31, 2017
Financial assets
Cash	9,093	—	—
Trade receivables	106,634	—	—
Supplier rebates and other receivables	2,442	—	—
Interest rate swap agreements - hedge accounting applied	—	—	2,139
Total financial assets	118,169	—	2,139
Financial liabilities
Accounts payable and accrued liabilities (1)	85,982	—	—
Borrowings (2)	270,646	—	—
Call option redemption liability	12,725	—	—
Total financial liabilities	369,353	—	—

(1)	Excludes employee benefits

(2)	Excludes finance lease liabilities

Total interest expense (calculated using the effective interest method) for financial assets or financial liabilities that are not at fair value through profit or loss are as follows for each of the years in the three-year period ended December 31, 2018:

	2018	2017	2016
	$	$	$
Interest expense calculated using the effective interest rate method	19,020	8,186	3,965

Hierarchy of financial instruments
The Company categorizes its financial instruments into a three-level fair value measurement hierarchy as follows:
Level 1: The fair value is determined directly by reference to unadjusted quoted prices in active markets for identical assets and liabilities.
Level 2: The fair value is estimated using a valuation technique based on observable market data, either directly or indirectly.

Level 3: The fair value is estimated using a valuation technique based on unobservable data.
The Company ensures, to the extent possible, that its valuation techniques and assumptions incorporate all factors that market participants would consider in setting a price and are consistent with accepted economic methods for pricing financial instruments. There were no transfers between Level 1 and Level 2 in 2018 or 2017.
The carrying amounts of the following financial assets and liabilities are considered a reasonable approximation of fair value given their short maturity periods:

•	cash

•	trade receivables

•	supplier rebates and other receivables

•	accounts payable and accrued liabilities

•	call option redemption liability

•	amounts due to former shareholders of Polyair
Borrowings
The fair value of the Company's Senior Unsecured Notes is based on the trading levels and bid/offer prices observed by a market participant. As of December 31, 2018, the Senior Unsecured Notes had a carrying value, including unamortized debt issuance cost, of $245.3 million and a fair value of $248.7 million.
The company's borrowings, other than the Senior Unsecured Notes, consist primarily of variable rate debt. The corresponding fair values are estimated using observable market interest rates of similar variable rate loans with similar risk and credit standing. Accordingly, the carrying amounts are considered to be a reasonable approximation of the fair values. Refer to Note 13 for additional information on borrowings.
As of December 31, 2018, and 2017, the Company categorizes its borrowings as Level 2 on the three-level fair value hierarchy.
Interest Rate Swaps
The Company measures the fair value of its interest rate swap agreements using discounted cash flows. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of a reporting period) and contract interest rates, discounted as a rate that reflects the credit risk of various counterparties.
As of December 31, 2018, and 2017, the Company categorizes its interest rate swaps as Level 2 on the three-level fair value hierarchy.
Call option redemption liability
On July 4, 2017, the Company and the non-controlling shareholders of Powerband executed a binding term sheet that confirmed that the Company’s call option on all of the shares owned by the non-controlling shareholders of Powerband had been triggered and substantially reaffirmed the exit terms of the shareholders’ agreement executed between the parties on September 2, 2016. Execution of this agreement resulted in the recognition of $12.7 million in present obligations recorded in call option redemption liability, and a corresponding reduction of equity on the consolidated balance sheet as of December 31, 2017. Execution of this agreement also resulted in a $1.8 million reduction in the previously-recorded liability relating to the non-controlling interest put options with an offsetting benefit in earnings recorded in finance costs in other expense (income), net, followed immediately by the full derecognition of $8.8 million in remaining liability as a result of the extinguishment of obligations relating to these put options.
On November 16, 2018, the Company closed on the previously exercised call option to acquire the outstanding 26% interest in Powerband for $9.9 million, which resulted in the full derecognition of the previously recorded call option redemption liability of $12.7 million on the consolidated balance sheet as of December 31, 2017. Upon derecognition of the call option redemption liability, and to account for the difference between the agreed-upon share purchase price of $9.9 million and the recorded liability of $12.7 million, a $1.4 million increase in equity was recorded on the consolidated balance sheet as of December 31, 2018 and a $1.4 million foreign exchange gain was recorded in consolidated earnings in finance costs in other expense (income), net.

Non-controlling interest put options
As it relates to Powerband, there were no liabilities relating to the non-controlling interest put options recorded on the consolidated balance sheet as of December 31, 2018 and 2017, due to their derecognition as discussed above.
In connection with the acquisition of Airtrax, as discussed in Note 17, the Company, through its Capstone subsidiary, is party to a shareholders’ agreement that contains put options, which provide each of the non-controlling interest shareholders with the right to require the Company to purchase their retained interest at a variable purchase price following a five-year lock-in period. The agreed-upon purchase price is equal to the fair market valuation as determined through a future negotiation or, as needed, a valuation to be performed by an independent and qualified expert at the time of exercise. Finalization of the acquisition resulted in the initial recognition of $10.9 million in present obligations recorded in non-controlling interest put options, and a corresponding reduction of equity on the consolidated balance sheet. During the year ended December 31, 2018, the obligation was remeasured due to changes in exchange rates since the acquisition resulting in a $0.4 million reduction in the liability and a corresponding gain recorded in finance costs in other expense (income), net. As of December 31, 2018, the amount recorded on the consolidated balance sheet for this obligation is $10.5 million.
As it relates to Capstone, the Company categorizes its non-controlling interest put options as Level 3 of the fair value hierarchy. The Company measures the fair value of its non-controlling interest put options by estimating the present value of future net cash inflows from earnings associated with the proportionate shares that are subject to sale to the Company pursuant to an exercise event. This estimation is intended to approximate the redemption value of the options as indicated in the shareholders’ agreement. The calculation was made using significant unobservable inputs including estimations of undiscounted future annual cash inflows ranging between $1.0 million and $2.0 million, and a discount rate of 14.6%, which the Company believed to be commensurate with the risks inherent in the ownership interest as of December 31, 2018. The fair value of the liability is sensitive to changes in projected earnings and thereby, future cash inflows, and the discount rate applied to those future cash inflows, which could have resulted in a higher or lower fair value measurement.
A reconciliation of the carrying amount of financial instruments classified within Level 3 follows for the years ended:

Non-controlling interest put options
$
Balance as of December 31, 2016	10,020
Valuation adjustment made to Powerband non-controlling interest put options	(1,845)
Extinguishment of Powerband non-controlling interest put options	(8,810)
Net foreign exchange differences	635
Balance as of December 31, 2017	—
Non-controlling interest put options resulting from the Airtrax Acquisition	10,888
Net foreign exchange differences	(389)
Balance as of December 31, 2018	10,499
Refer to Note 17 for more information regarding business acquisitions.
Exchange Risk
The Company’s consolidated financial statements are expressed in US dollars while a portion of its business is conducted in other currencies. Changes in the exchange rates for such currencies into US dollars can increase or decrease revenues, operating profit, earnings and the carrying values of assets and liabilities.
The following table details the Company’s sensitivity to a 10% strengthening of other currencies against the US dollar, and the related impact on finance costs—other expense (income), net. For a 10% weakening of the other currencies against the US dollar, there would be an equal and opposite impact on finance costs—other expense, net.

The estimated increase (decrease) to finance cost-other expense (income), net from financial assets and financial liabilities resulting from a 10% strengthening of other currencies against the US dollar, everything else being equal, would be as follows:

	2018	2017
	USD$	USD$
Canadian dollar	(4,719)	(5,944)
Euro	(64)	(95)
Indian Rupee	(881)	227
	(5,664)	(5,812)
The Company's risk strategy with respect to its foreign currency exposure is that the Financial Risk Management Committee (i) monitors the Company's exposures and cash flows, taking into account the large extent of naturally offsetting exposures, (ii) considers the Company's ability to adjust its selling prices due to foreign currency movements and other market conditions, and (iii) considers borrowing under available debt facilities in the most advantageous manner, after considering interest rates, foreign currency exposures, expected cash flows and other factors.
Hedge of net investment in foreign operations
A foreign currency exposure arises from the Parent Company’s net investment in its USD functional currency subsidiary, IPG (US) Holdings Inc. The risk arises from the fluctuations in the USD and CDN current exchange rate, which causes the amount of the net investment to vary.
In 2018, the Parent Company completed the private placement of its USD denominated Senior Unsecured Notes which resulted in additional equity investments in IPG (US) Holdings Inc. The Senior Unsecured Notes are being used to hedge the Company’s exposure to the USD foreign exchange risk on this investment. Gains or losses on the retranslation of this borrowing are transferred to OCI to offset any gains or losses on translation of the net investment in the subsidiary. The Senior Unsecured Notes are included as a liability in the borrowings line on the consolidated balance sheet as of December 31, 2018.
There is an economic relationship between the hedged item and the hedging instrument as the net investment creates a translation risk that will match the foreign exchange risk on the USD borrowing designated as the hedging instrument. The Company has established a hedge ration of 1:1 as the underlying risk of the hedging instrument is identical to the hedge risk component. Hedge ineffectiveness will arise when the amount of the investment in the foreign subsidiary becomes lower than the amount of the fixed rate borrowing and is recorded in finance costs in other expense (income), net. To assess hedge effectiveness, the Parent Company determines the economic relationship between the hedging instrument and the hedged item by comparing changes in the carrying amount of the Senior Unsecured Notes that is attributable to a change in the current exchange rate, with changes in the investment in the foreign operation due to movements in the current exchange rate.
The amount related to items designated as hedging instruments in the hedge of a net investment are as follows for the year ended December 31, 2018:

	Notional Amount	Carrying Amount	Change in value used for calculating hedge ineffectiveness	Change in value of hedging instrument recognized in OCI	Hedge ineffectiveness recognized in earnings	Foreign exchange impact recognized in CTA
	$	$	$	$	$
Senior Unsecured Notes denominated in USD	250,000	245,252	(10,926)	(9,421)	(1,527)	22

The amounts related to items designated as hedged items are as follows for the year ended December 31, 2018:

	Change in value used for calculating hedge ineffectiveness	Foreign currency translation reserve
	$	$
Net investment in IPG (US) Holdings, Inc.	9,421	(9,421)

Interest Rate Risk
The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates applicable on its variable rate borrowings. The Company’s overall risk management objective is to minimize the long-term cost of debt, taking into account short-term and long-term earnings and cash flow volatility. The Company’s risk strategy with respect to its exposure associated with variable rate borrowings is that the Financial Risk Management Committee monitors the Company’s amount of variable rate borrowings, taking into account the current and expected interest rate environment, the Company’s leverage and sensitivity to earnings and cash flows due to changes in interest rates. The Company’s risk management objective at this time is to mitigate the variability in 30-day LIBOR and CDOR-based cash flows.
To help accomplish this objective, the Company entered into interest rate swap agreements as follows:

	Effective Date	Maturity	Notional amount		Settlement	Fixed interest rate paid
Qualifying cash flow hedges:			$			%
	June 8, 2017	June 20, 2022	40,000		Monthly	1.79
	July 21, 2017	July 18, 2022	CDN$36,000	(1)	Monthly	1.6825
	August 20, 2018	August 18, 2023	60,000		Monthly	2.045
Non-qualifying cash flow hedge:
	March 18, 2015	November 18, 2019	40,000		Monthly	1.61

(1)	The notional amount will decrease by CDN$18.0 million on July 18, 2021 and 2022.
On August 20, 2018, an interest rate swap agreement with a notional amount of $60.0 million and fixed interest rate of 1.1970% matured and was settled in full.
The interest rate swap agreements involve the exchange of periodic payments excluding the notional principal amount upon which the payments are based. If the underlying interest rate swap agreement is a qualifying cash flow hedge, these payments are recorded as an adjustment of interest expense on the hedged debt instruments and the related amount payable to or receivable from counterparties is included as an adjustment to accrued interest. Cash payments related to non-qualifying cash flow hedges are recorded as a reduction of the fair value of the corresponding interest rate swap agreement recognized in the balance sheet, which indirectly impacts the change in fair value recorded in earnings.
There is an economic relationship between the hedged item and the hedging instrument as the terms of the interest rate swap match the terms of the corresponding variable rate borrowing and it is expected that the value of the interest rate swap contracts and the value of the corresponding hedged items will systematically change in opposite direction in response to movements in the underlying interest rates. The Company has established a hedge ratio of 1:1 for the hedging relationships as the underlying risk of the interest rate swap is identical to the hedged risk component. The main source of hedge ineffectiveness which could exist in these hedge relationships is the effect of the counterparty and the Company’s own credit risk on the fair value of the interest rate swap contracts, which is not reflected in the fair value of the hedged item attributable to the change in interest rates.
The Company elects to use the hypothetical derivative methodology to measure the ineffectiveness of its hedging relationships in a given reporting period to be recorded in earnings. Under the hypothetical derivative method, the actual interest rate swaps would be recorded at fair value on the balance sheet, and accumulated OCI would be adjusted to a balance that reflects the lesser of either the cumulative change in the fair value of the actual interest rate swaps or the cumulative change in the fair value of the hypothetical derivatives. The determination of the fair values of both the hypothetical derivative and the actual interest rate swaps will use discounted cash flows based on the relevant interest rate swap curves. The amount of ineffectiveness, if any, recorded in earnings in finance costs in other expense (income), net, would be equal to the excess of the cumulative change in the fair value of the actual interest rate swaps over the cumulative change in the fair value of the hypothetical derivatives. Amounts previously included as part of OCI are transferred to earnings in the period during which the hedged item impacts net earnings.

The following table summarizes information regarding interest rate swap agreements designated as hedging instruments:

	Carrying amount included in other assets	Change in fair value of the hedging instrument recognized in OCI (1)	Change in deferred tax recognized in OCI	Amounts reclassified from cash flow hedging reserve to earnings		Balance in cash flow hedge reserve for continuing hedges	Balance remaining in cash flow hedge reserve from hedging relationship for which hedge accounting no longer applies
	$	$		$		$	$
December 31, 2018	2,266	970	463	(531)	(2)	2,177	313
December 31, 2017	2,139	2,358	(750)	—		1,588	—

(1)	The hedging gain recognized in OCI before tax is equal to the change in fair value used for measuring effectiveness. There is no ineffectiveness recognized in earnings.

(2)	Reclassification of unrealized gains from OCI as a result of discontinuation of hedge accounting for certain interest rate swap agreements.
As of December 31, 2018, and 2017, the impact on the Company’s finance costs in interest expense from a 1.0% increase in interest rates, assuming all other variables remained equal, would be an increase of approximately $1.2 million and $0.5 million, respectively.
Credit Risk
Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Generally, the carrying amount reported on the Company’s consolidated balance sheet for its financial assets exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk.
Financial assets that potentially subject the Company to credit risk consist primarily of cash, trade receivables and supplier rebate receivables and other receivables.
Cash
Credit risk associated with cash is substantially mitigated by ensuring that these financial assets are primarily placed with major financial institutions. The Company performs an ongoing review and evaluation of the possible changes in the status and creditworthiness of its counterparties.
Trade receivables
There was one customer as of December 31, 2018 (three customers as of December 31, 2017) with trade receivables that accounted for more than 5% of the Company’s total trade receivables. These trade receivables were current as of December 31, 2018 and 2017. The Company believes its credit risk with respect to trade receivables is limited due to the Company’s credit evaluation process, reasonably short collection terms and the creditworthiness of its customers and credit insurance. The Company regularly monitors its credit risk exposures and takes steps to mitigate the likelihood of these exposures resulting in actual losses.

The following table presents an analysis of the age of trade receivables and related balance as of:

	December 31, 2018	December 31, 2017
	$	$
Current	105,556	91,736
Past due accounts not impaired
1 – 30 days past due	17,985	12,435
31 – 60 days past due	2,983	1,652
61 – 90 days past due	1,658	288
Over 90 days past due	1,103	523
	23,729	14,898
Allowance for expected credit loss	659	641
Gross accounts receivable	129,944	107,275
The Company’s allowance for expected credit loss reflects expected credit losses using a provision matrix model, supplemented by an allowance for individually impaired trade receivables. The provision matrix is based on the Company’s historic credit loss experience, adjusted for any change in risk of the trade receivable population based on credit monitoring indicators, and expectations of general economic conditions that might affect the collection of trade receivables. The provision matrix applies fixed provision rates depending on the number of days that a trade receivable is past due, with higher rates applied the longer a balance is past due. Trade receivables outstanding longer than the agreed upon payment terms are considered past due. The Company determines its allowance for individually impaired trade receivables by considering a number of factors, including notices of liquidation, information provided by credit monitoring services, the length of time trade receivables are past due, the customer’s current ability to pay its obligation to the Company, the customer’s history of paying balances when they are past due, historical results and the condition of the general economy and the industry as a whole. After considering the factors above, at December 31, 2018, the Company has determined there is no significant increase or decrease in its trade receivable credit risk since their initial recognition.
The Company writes off trade receivables when they are determined to be uncollectible and any payments subsequently received on such trade receivables are credited to the allowance for expected credit loss. Amounts are written-off based on the final results of bankruptcy or liquidation proceedings, as well as consideration of local statutes of limitations and other regulations permitting or requiring the write-off of trade receivables. The trade receivables written off during the year ended December 31, 2018 are not subject to enforcement activity.
The Company’s maximum exposure to credit risk at the end of the reporting period would be the gross accounts receivable balance shown in the table above. In general, the Company does not hold collateral with respect to its trade receivables.
The following table presents a continuity summary of the Company’s allowance for expected credit loss as of and for the years ended December 31:

	2018	2017
	$	$
Balance, beginning of year	641	254
Additions	296	1,095
Recoveries	(226)	(397)
Write-offs	(38)	(300)
Foreign exchange	(14)	(11)
Balance, end of year	659	641
Supplier rebates and other receivables
Credit risk associated with supplier rebates and other receivables is limited considering the amount is not material, the Company’s large size and diversified counterparties and geography.

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial liabilities and obligations as they become due. The Company is exposed to this risk mainly through its borrowings, finance lease liabilities, accounts payable and accrued liabilities and its option liabilities. The Company finances its operations through a combination of cash flows from operations and borrowings.
Liquidity risk management serves to maintain a sufficient amount of cash and to ensure that the Company has financing sources for a sufficient authorized amount. The Company establishes budgets, cash estimates and cash management policies to ensure it has the necessary funds to fulfill its obligations for the foreseeable future.
The following maturity analysis for financial liabilities is based on the remaining contractual maturities as of the balance sheet date. The amounts disclosed reflect the contractual undiscounted cash flows categorized by their earliest contractual maturity date on which the Company can be required to pay its obligation.
The maturity analysis for financial liabilities and finance lease liabilities is as follows for the years ended:

	Non-controlling interest put options	Other borrowings	Interests on other borrowings	Finance lease liabilities	Accounts payable and accrued liabilities (1)	Total
	$	$	$	$	$	$
December 31, 2018
Current maturity	—	12,948	29,548	1,627	135,644	179,767
2020	—	13,631	29,360	839	—	43,830
2021	—	17,006	28,599	688	—	46,293
2022	—	18,780	28,005	2,914	—	49,699
2023	—	188,223	22,003	136	—	210,362
2023 and thereafter	10,499	250,826	48,806	34	—	310,165
	10,499	501,414	186,321	6,238	135,644	840,116

	Call option redemption liability	Other long-term borrowings	Interests on other borrowings	Finance lease liabilities	Accounts payable and accrued liabilities (1)	Total
	$	$	$	$	$	$
December 31, 2017
Current maturity	12,725	10,348	7,068	4,891	85,982	121,014
2019	—	257,116	6,703	1,047	—	264,866
2020	—	1,238	5,025	471	—	6,734
2021	—	1,278	4,512	406	—	6,196
2022	—	921	3,235	2,645	—	6,801
2022 and thereafter	—	1,381	1,341	—	—	2,722
	12,725	272,282	27,884	9,460	85,982	408,333

(1)	Excludes employee benefits
As of December 31, 2018, the Company had $18.7 million of cash and $375.1 million of loan availability (comprised of committed funding of $368.5 million and uncommitted funding of $6.6 million), yielding total cash and loan availability of $393.9 million compared to total cash and loan availability of $186.6 million as of December 31, 2017. The increase in cash and loan availability is primarily due to increased capacity under the 2018 Credit Facility and the issuance of the $250 million Senior Unsecured Notes in October, 2018.

Price Risk
The Company’s price risk arises from changes in its raw material prices. A significant portion of the Company’s major raw materials are by-products of crude oil and natural gas and as such, prices are significantly influenced by the fluctuating underlying energy markets. The Company’s objectives in managing its price risk are threefold: (i) to protect its financial result for the period from significant fluctuations in raw material costs, (ii) to anticipate, to the extent possible, and plan for significant changes in the raw material markets, and (iii) to ensure sufficient availability of raw material required to meet the Company’s manufacturing requirements. In order to manage its exposure to price risks, the Company closely monitors current and anticipated changes in market prices and develops pre-buying strategies and patterns and seeks to adjust its selling prices when market conditions permit. Historical results indicate management’s ability to rapidly identify fluctuations in raw material prices and, to the extent possible, incorporate such fluctuations in the Company’s selling prices.
As of December 31, 2018, all other parameters being equal, a hypothetical increase of 10% in the cost of raw materials, with no corresponding sales price adjustments, would result in an increase in cost of sales of $53.6 million ($45.2 million in 2017). A similar decrease of 10% will have the opposite impact.
Capital Management
The Company manages its capital to safeguard the Company’s ability to continue as a going concern, provide sufficient liquidity and flexibility to meet strategic objectives and growth and provide adequate return to its shareholders, while taking into consideration financial leverage and financial risk.
The capital structure of the Company consists of cash, borrowings and equity. A summary of the Company’s capital structure is as follows for the years ended:

	December 31, 2018	December 31, 2017
	$	$
Cash	18,651	9,093
Borrowings	499,985	279,463
Total equity	261,428	254,722
The Company manages its capital structure in accordance with its expected business growth, operational objectives and underlying industry, market and economic conditions. Consequently, the Company will determine, from time to time, its capital requirements and will accordingly develop a plan to be presented and approved by its Board of Directors. The plan may include the repurchase of common shares, the issuance of shares, the payment of dividends and the issuance of new debt or the refinancing of existing debt.
23 - POST REPORTING EVENTS
Adjusting Events
No adjusting events have occurred between the reporting date of these consolidated financial statements and the date of authorization.
Non-Adjusting Events
No significant non-adjusting events have occurred between the reporting date of these consolidated financial statements and the date of authorization with the exception of the items discussed below.
On March 12, 2019, the Company declared a cash dividend of $0.14 per common share payable on March 29, 2019 to shareholders of record at the close of business on March 22, 2019. The estimated amount of this dividend payment is $8.2 million based on 58,650,310 shares of the Company’s common shares issued and outstanding as of March 12, 2019.